Exhibit 99.1

EXECUTION COPY

CREDIT AGREEMENT

BETWEEN:

NOVA CHEMICALS CORPORATION
AS BORROWER

- and -

INTERNATIONAL PETROLEUM INVESTMENT COMPANY
AS LENDER

DATED AS OF FEBRUARY 23, 2009

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

		Page

12.5	Non-Performance of Covenants	50
12.6	Counterparts	50
12.7	Whole Agreement	50
12.8	Credit Agreement Governs	51
12.9	EDC Facility	51

iii

CREDIT AGREEMENT

THIS AGREEMENT dated as of February 23, 2009 BETWEEN:

NOVA CHEMICALS CORPORATION, a corporation subsisting under the federal laws of Canada, as Borrower

OF THE FIRST PART

- and -

INTERNATIONAL PETROLEUM INVESTMENT COMPANY, a corporation formed under the laws of the Emirate of Abu Dhabi, as Lender

OF THE SECOND PART

WHEREAS the Borrower has requested and the Lender has agreed to enter into this Agreement to establish a credit facility in favour of the Borrower on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):

“2009 Notes” means the Borrower’s US$250,000,000 7.4% notes due 2009 issued pursuant to the Indenture dated as of January 14, 1999 between the Borrower and the Trustee.

“Advance” means the advance of the Loan to be made in accordance with Section 2.1.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by or is under common control with such Person; and a Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, (i) the power to vote greater than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agreement” means this credit agreement together with the Schedules (which form an integral part hereof) as originally executed by the Parties hereto, as the same may be amended, supplemented or replaced from time to time in accordance with the provisions hereof.

“Alternate Debt Issuance” means any issuance of any Debt or the entering into of any credit facility by the Borrower after the date hereof, but excluding the [****].

“[****] Facility” means the proposed Cdn$10,000,000 unsecured loan facility from [****] to the Borrower or any of its Subsidiaries under the [****].

“Arrangement Agreement” means the Arrangement Agreement between the Lender and the Borrower dated February 23, 2009, as amended from time to time.

“Attributable Debt” means, in respect of any operating lease entered into by the Borrower or a Restricted Subsidiary as lessee with a present value in excess of U.S. $500,000, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the net lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges and also excluding real property leases entered into in the ordinary course of business.

“Banking Day” means a day, other than a Saturday or Sunday, on which banks are open for business in Calgary (Alberta), Toronto (Ontario), Abu Dhabi (United Arab Emirates) and New York (New York).

“Borrower” means NOVA Chemicals Corporation, a corporation subsisting under the federal laws of Canada.

“Borrower’s Counsel” means Osler, Hoskin & Harcourt LLP or any other counsel selected by the Borrower from time to time and acceptable to the Lender, acting reasonably.

“Cdn. Dollars” and “Cdn. $” mean lawful money of Canada for the payment of public and private debts.

“Commitment” means $250,000,000.

“Commodity Agreement” means any agreement for the physical purchase, sale or exchange of any commodity which is entered into by the Borrower or any Restricted Subsidiary.

“Compliance Certificate” means a certificate signed by an officer of the Borrower, in substantially the form attached as Schedule A.

“Consolidated Assets” means, at the end of any Fiscal Quarter, the consolidated assets of the Borrower, as determined in accordance with GAAP and by reference to the Financial Statements.

“Consolidated Available Liquidity” means, as of April 1, 2009 (but without giving effect to any Advance or the repayment of the 2009 Notes), the aggregate amount by which (A) (i) cash and short-term investments (other than asset-backed commercial paper) held by the Borrower and shown as cash on the consolidated balance sheet of the Borrower plus (ii) available and undrawn revolving loan commitments under the Credit Agreements (other than the Credit Facility and, to the extent it is no longer effective, the RBC Facility), any Alternate Debt Issuance and any other Debt facilities of the Borrower and its Subsidiaries (including, for greater certainty, undrawn amounts under any committed Permitted Securitization Program provided that the applicable Loan Party has eligible receivables that could be sold into such Permitted Securitization Program in order to obtain further sale proceeds) minus (iii) the face amount of all outstanding letters of credit of the Borrower and its Subsidiaries (except to the extent already deducted in the calculation under clause (ii) above) exceeds (B) US$175,000,000.

“Consolidated Cash Flow” means, for any period and as determined in accordance with GAAP on a consolidated basis in respect of the Borrower and without duplication, (i) net income, plus (ii) those amounts deducted in determining such net income for Consolidated Interest Expense, plus (iii) the provision for income taxes (including future income taxes), plus (iv) all non-cash expenses, and depreciation and amortization expense deducted in determining such net income, less (v) all non-cash items added in determining such net income; provided, however, that (A) each of the foregoing amounts shall exclude (without duplication) the amount or the effect of any extraordinary gains or losses for such period (including, without limitation, gains and losses resulting from sales of assets), (B) Consolidated Cash Flow shall exclude amounts which would otherwise be included therein and which are attributable to the income, expenses and other relevant amounts of any Unrestricted Subsidiary, except to the extent of cash which would represent that Unrestricted Subsidiary’s contribution to Consolidated Cash Flow and which is actually received, free and clear of any recourse or adverse claims of any creditors of such Unrestricted Subsidiary, by the Borrower or any Restricted Subsidiary, (C) Consolidated Cash Flow shall be reduced by an amount equal to the lesser of (y) any Unrestricted Subsidiary’s aggregate contribution to Consolidated Cash Flow under (B) above since December 31, 2007 and (z) the aggregate amount of any equity investments or intercompany loans made to such Unrestricted Subsidiary since December 31,

2007 and (D) Consolidated Cash Flow shall be adjusted to include or exclude, as applicable, any Consolidated Cash Flow associated with any acquisition or disposition (the net proceeds of which exceed 5% of the Consolidated Assets as shown on the most recent Financial Statements) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (as determined in a manner satisfactory to the Lender, acting reasonably).

“Consolidated Interest Expense” means, in respect of any period and as determined in accordance with GAAP on a consolidated basis in respect of the Borrower and without duplication, (i) capitalized interest expense for such period, plus (ii) the aggregate cost of obtaining short-term and long-term advances of credit, reported as interest expense on the income statement for such period, including interest charges, the interest component of capital leases, discounts and stamping fees payable in respect of bankers’ acceptances and commitment or standby fees, plus (iii) dividends declared on preferred shares for such period (other than dividends payable to the Borrower or a Restricted Subsidiary), less (iv) interest income (excluding interest income earned by any Unrestricted Subsidiary); provided, however, that (A) Consolidated Interest Expense shall exclude any amounts which are attributable to the Debt of any Unrestricted Subsidiary and (B) Consolidated Interest Expense shall be adjusted to include or exclude, as applicable, any Consolidated Interest Expense associated with any Debt incurred or repaid in connection with any acquisition or disposition (the net proceeds of which exceed 5% of Consolidated Assets as shown on the most recent Financial Statements) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (as determined in a manner satisfactory to the Lender, acting reasonably).

“Consolidated Shareholders’ Equity” means, at any time, the aggregate of (i) consolidated shareholders’ equity of the Borrower, as determined in accordance with GAAP and by reference to most recent Financial Statements and (ii) the Huntsman Preferred Stock to the extent shown as a liability on such Financial Statements.

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic or a threat to public health or to the Environment under any applicable Environmental Law, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB’s).

“Credit Agreements” means, collectively, (a) the Credit Agreement dated as of August 14, 2008 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (b) the TD Credit Agreement, (c) the Credit Agreement dated as of March 2, 2007 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (d) the Credit Agreement dated as of January 20, 2006 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (e) the EDC Facility, (f) agreements governing any Alternate Debt Issuances, (g) the RBC Facility and (h) [****].

“Credit Facility” means the credit facility established pursuant to Section 2.1;

“Debt” means, with respect to any Person, the following determined on a consolidated basis and without duplication:

(i)            indebtedness for borrowed money;

(ii)           obligations arising pursuant to bankers’ acceptances (including payment and reimbursement obligations in respect thereof) or letters of credit and letters of guarantee (including reimbursement obligations and indemnities in respect thereof) supporting obligations which would constitute Debt within the meaning of this definition;

(iii)          obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness for borrowed money of any other Person or the obligations of any other Person which would constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of indebtedness for borrowed money or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(iv)                              the capitalized amount of all obligations created or arising under: (A) any conditional sales agreement or other title retention agreement or (B) any capital lease;

(v)                                 the outstanding amount of any receivables securitization program including any Permitted Securitization Program; and

(vi)                              Attributable Debt in excess of the maximum amount permitted by Section 6.2(f).

“Debt Rating” means the rating that has been most recently announced by each Designated Rating Agency for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower or any Restricted Subsidiary, as applicable.

“Debt to Cash Flow Ratio” means, at the end of any Fiscal Quarter, the ratio of Net Consolidated Debt to Consolidated Cash Flow, as at and for the preceding 12 month period; provided that, for the purposes of calculating the Debt to Cash Flow Ratio as at the end of the Fiscal Quarter ending March 31, 2009 (but only if the audited Financial Statements for the Fiscal Year ended December 31, 2008 are not qualified in any material respect by the Borrower’s auditors), the Consolidated Cash Flow shall include the Fiscal Quarter ending March 31, 2008 and shall exclude the Fiscal Quarter ending December 31, 2008.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Designated Rating Agencies” means S&P and Moody’s, and “Designated Rating Agency” means either of them.

“Distribution” means:

(i)                                     any declaration or payment of dividends, partnership or trust distributions or other capital distributions by the Borrower or any Restricted Subsidiary other than in favour of the Borrower or another Restricted Subsidiary; or

(ii)                                  any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of the Borrower or any Restricted Subsidiary other than where the proceeds thereof are paid to the Borrower or another Restricted Subsidiary;

whether any of the foregoing is made, paid or satisfied in or for cash, property or both.

“Drawdown” means the drawing of the Advance.

“Drawdown Date” means April 1, 2009.

“EDC Facility” means the credit facility among Export Development Corporation and certain of the lenders under the TD Facility, as lender, and Nova Chemicals (Canada) Ltd., as borrower, dated February 22nd, 2008 which shall provide no less than U.S.$150,000,000 of available loan commitments as of such date;

“Effective Date” means the later of February 23, 2009 and the date on which all of the conditions precedent set forth in Section 7.1 have been satisfied (or waived in writing by the Lender in accordance with Section 7.3).

“Environment” means each and every component of the earth, including, without limitation, all layers of the atmosphere, air, land (including, without limitation, all underground spaces and cavities and all lands submerged under water), soil, water (including, without limitation, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“Event of Default” means each of the events described in Section 8.1.

“Excluded Taxes” shall mean, with respect to the Lender, taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by a jurisdiction (or any political subdivision thereof) as a result of the recipient being organized or having its principal office in such jurisdiction.

“Existing Securitization Program” means the receivables purchase transactions effected pursuant to the following agreements and the documents executed in connection therewith:

(i)                                the Second Amended and Restated Receivables Purchase Agreement dated as of May 7, 2007, as amended, among the Borrower and NOVA Chemicals (Canada) Ltd. as sellers, JPMorgan Chase Bank, NA, as agent, and various purchasers party thereto, having purchaser commitments of [****] as at the date hereof;

(ii)                             (A) the Second Amended and Restated Receivables Purchase Agreement dated as of November 8, 2006, as amended, among NOVA Chemicals Receivables Corporation, as seller, Citicorp North America, Inc., and The Bank of Nova Scotia as managing agents, JPMorgan Chase Bank, NA, as administrative agent and a managing agent, and various purchasers party thereto, having purchaser commitments of [****] as at the date hereof, and “Related Security” and “Collections” related thereto (as such terms are defined in the agreements referred to above) and (B) the Receivables Sale Agreement dated as of October 29, 1999 among NOVA Chemicals Receivables Corporation, as buyer, and NOVA Chemicals Inc., as seller;

as amended, renewed or restated from time to time, provided that the property that is the subject matter of such purchases, with limited exceptions, continues to be, “Receivables” and all “Collections”, each “Collection Account”, all “Related Security” and all other rights and payments relating to such “Receivables” (as each such term is defined in the applicable agreement identified above), consisting generally of accounts receivable arising in connection with the sale of goods or the rendering of services.

“Financial Statements” means the financial statements of the Borrower (including the notes thereto) which shall be consolidated unless expressly provided otherwise and shall include a balance sheet, a statement of earnings (or loss) and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP.

“Fiscal Quarter” means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year.

“Fiscal Year” means a twelve month period ending on December 31.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants.

“Governmental Authority” means:

(i)                                     any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board, judicial, administrative or arbitral court, authority, tribunal or commission and any other statute, rule or regulation making entity having jurisdiction, in each case under applicable Laws, in the relevant circumstances; and

(ii)                                  any person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof.

“Governmental Authorization” means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person’s business, undertaking or property, including those required under any Environmental Law, and “Governmental Authorizations” means any and all of the foregoing.

“Guarantor” means each of the Restricted Subsidiaries.

“Hedging Agreement” means:

(i)                                          any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving interest rates, commodities or commodity prices, equities, currencies, bonds or indexes based on any of the foregoing;

(ii)                                       any option, futures or forward contract traded on an exchange; or

(iii)                                    any other derivative agreement or other similar agreement or arrangement.

“Indemnified Taxes” shall mean all Taxes other than Excluded Taxes.

“Huntsman Preferred Stock” means the Series A Preferred Stock of NOVA Chemicals Inc.

“Huntsman Preferred Stock Obligations” means the obligations of: (i) NOVA Chemicals Inc. (formerly, NOVA Chemicals (USA) Inc.) under the total return swap transaction entered into with The Bank of Nova Scotia as initially evidenced by way of a confirmation dated June 15, 2001 as such confirmation was amended and restated in its entirety by way of a confirmation dated October 11, 2002 and as further amended and restated in its entirety by way of a confirmation dated May 9, 2003 as amended by a first amendment thereto dated as of December 31, 2003, a second amendment thereto dated as of February 15, 2004, a third amendment thereto dated as of July 20, 2004 and a fourth amendment thereto dated as of April 26, 2005, a fifth amendment thereto dated September 15, 2005, and as further amended and restated in its entirety by way of a confirmation dated March 1, 2006, and as further amended and restated in its entirety by way of a confirmation dated February 28, 2007 as amended by a first amendment thereto dated October 11, 2007, as further amended and restated in its entirety by way of a confirmation dated December 5, 2008 and amended by an amendment dated December 5, 2008 and as further amended from time to time; and (ii) the Borrower under a guarantee dated June 15, 2001 granted by the Borrower in favour of The Bank of Nova Scotia in respect of the obligations of NOVA Chemicals Inc. under such total return swap transaction as amended from time to time.

“Increase Trigger Event” means the occurrence of any of the following events:

(i)                                          termination of the Arrangement Agreement by either the Borrower or Lender pursuant to Section 8.2(1)(a) of the Arrangement Agreement as a result of any condition in Section 6.1 of the Arrangement Agreement having become incapable of being satisfied in circumstances where the failure to satisfy any such condition was not the result, directly or indirectly, of a breach of the Arrangement Agreement by either the Borrower or Purchaser as the case may be; or

(ii)                                       termination of the Arrangement Agreement by either the Borrower or Lender pursuant to Section 8.2(1)(f) of the Arrangement Agreement as a result of the Effective Time having not occurred on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result, directly or indirectly, of the breach of a representation, warranty or covenant by either the Borrower or Purchaser as the case may be;

All capitalized terms used in this definition of “Increase Trigger Event” and not otherwise defined herein have the meaning ascribed thereto in the Arrangement Agreement.

“Interest Coverage Ratio” means, at the end of any Fiscal Quarter, for the preceding twelve month period, the ratio of Consolidated Cash Flow to

Consolidated Interest Expense for such period as determined by reference to the Financial Statements; provided that, for the purposes of calculating the Interest Coverage Ratio as at the end of the Fiscal Quarter ending March 31, 2009 (but only if the audited Financial Statements for the Fiscal Year ended December 31, 2008 are not qualified in any material respect by the Borrower’s auditors), the Consolidated Cash Flow shall include the Fiscal Quarter ending March 31, 2008 and shall exclude the Fiscal Quarter ending December 31, 2008.

“Laws” means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies, directives, voluntary restraints, practices or guidelines of any Governmental Authority having the force of law and binding on the Borrower or any Subsidiary or any of their property and assets.

“Lender” means International Petroleum Investment Company, a corporation formed under the laws of the Emirate of Abu Dhabi.

“Lien” means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, conditional sale or title retention agreement (including, without limitation, a capital lease but excluding an operating lease), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that, in each case, secures payment or performance of an obligation, but does not include a right of set-off created in the ordinary course of business (other than a cash deposit intended to secure payment or performance of an obligation).

“Loan” shall have the meaning ascribed thereto in Section 2.1.

“Loan Documents” means this Agreement, all certificates and notices given by the Borrower hereunder and the Subordination Agreements and Restricted Subsidiary Guarantees given by each Restricted Subsidiary from time to time hereunder.

“Loan Indebtedness” means the aggregate, at any time, of:

(i)                                     the principal amount of the Loan then outstanding;

(ii)           all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and

(iii)          all fees, indemnities and other amounts payable by the Borrower hereunder or under the other Loan Documents.

“Loan Parties” means the Borrower and the Guarantors and “Loan Party” means any of them.

“Material Adverse Effect” means, collectively, (A) a Transaction Material Adverse Effect, or (B) any event(s), act(s) or condition(s) that individually or in the aggregate have or would reasonably be expected to have a material adverse effect upon:

(i)                                     the ability of the Loan Parties to perform their obligations under the Loan Documents; or

(ii)                                  the validity or enforceability of any of the Loan Documents or any rights or remedies under any thereof against the Loan Parties.

“Material Financial Indebtedness”, means any Debt with a principal amount (or a payment obligation on a marked-to-market basis) in excess of US$25,000,000;

“Maturity Date” means June 30, 2010.

“Maximum Borrowing Amount” means the difference, as of April 1, 2009, of (A) the lesser of (i) the Commitment and (ii) the amount of principal due and payable on April 1, 2009 under the 2009 Notes minus (B) Consolidated Available Liquidity.

“Moody’s” means Moody’s Investors Services, Inc. and its successors, or any replacement rating agency acceptable to the Lender.

“Net Cash Proceeds” means the cash proceeds of any Alternate Debt Issuance, net of any upfront fees or commissions, directly related thereto.

“Net Consolidated Debt” means, at the end of any Fiscal Quarter and as determined on a consolidated basis, all Debt of the Borrower, less (i) the aggregate amount of all cash and short-term investments (other than asset-backed commercial paper) held by the Borrower and shown as cash on the consolidated balance sheet of the Borrower; provided that such cash and short-term investments (or the applicable financial institutions) are rated at least A-1 (or A-2 in the case of commercial paper) by S&P or P-1 (or P-2 in the case of commercial paper) by Moody’s and are not encumbered by any Liens and (ii) the Huntsman Preferred Stock to the extent included in such Debt of the Borrower; and provided further that Net Consolidated Debt shall exclude the Debt, cash and short-term investments of any Unrestricted Subsidiaries, and shall also exclude any cash or short-term deposits which are not on deposit with or issued by a lender or an Affiliate of a Lender under the TD Facility.

“Non-Recourse Debt” means indebtedness (and all renewals, extensions and refinancings of such indebtedness) incurred by the Borrower or a Restricted Subsidiary to an arm’s length lender to finance the construction, development, improvement or acquisition of assets where the recourse of the lender of such indebtedness (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness) against the Borrower or any Restricted Subsidiary, or any judgment in respect of such indebtedness, is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants customary in limited recourse financing, in respect of which the lender’s recourse may be expanded to include recourse against the Borrower or such Restricted Subsidiary, as applicable, on an unsecured basis) to the assets constructed, developed, improved or acquired (including all personal property arising from or relating to such assets); provided that such indebtedness is incurred within 270 days after the relevant assets are constructed, developed, improved or acquired (although if a commitment in respect of such indebtedness is obtained prior to or within such 270 day period and the related security interest is created within 90 days after the expiration of the 270 day period, such indebtedness shall be deemed to comply with the requirements of this proviso).

“Noon Rate” means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by HSBC Bank Canada in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario local time) on the Banking Day that such conversion is to be made, or if such conversion is to be made before 12:00 noon on the date immediately preceding the Banking Day of conversion.

“Notice of Drawdown” means a notice by the Borrower to the Lender substantially in the form of Schedule C.

“Organizational Documents” shall mean, with respect to any person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such person, (ii) in the case of any limited liability company, the certificate of formation and operating agreement (or similar documents) of such person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such person and (v) in any other case, the functional equivalent of the foregoing.

“Other Taxes” shall mean all present or future stamp, recording, documentary, excise, transfer, sales, property or similar taxes, charges or levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Other TD Credit Agreements” means the Credit Agreements referred to in clause (a), (c) and (d) of the definition thereof.

“Parties” means the Borrower and the Lender and their respective successors and permitted assigns, and “Party” means, as the context requires, any one of the Parties.

“Patriot Act” means the U.S. Federal Act entitled Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into U.S. law on October 26, 2001.

“Pembina Storage Lien” means the subordinated debenture dated June 24, 2003 in the principal amount of Cdn.$90,000,000 which encumbers the Fixed Charge Assets located in Alberta and was granted by the Borrower to Pembina Pipeline Corporation as collateral security for the Borrower’s obligations under the storage agreement dated May 13, 2003 between the Borrower, DOW Chemical Canada Inc. and Fort Saskatchewan Ethylene Storage Limited Partnership.

“Permitted Contest” means action taken by the Borrower or a Restricted Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claim or Lien; provided that:

(i)            the Borrower or such Restricted Subsidiary has established reasonable reserves therefor if and to the extent required by GAAP; and

(ii)           proceeding with such contest could not have a Material Adverse Effect.

“Permitted Debt” means (i) Debt owing to Borrower, (ii) Debt owing to any Restricted Subsidiary which is party to a Subordination Agreement, (iii) Debt owing under the TD Credit Agreement and the Secured Swap Obligations, (iv) Debt owing under the RBC Credit Agreement, (v) Debt owing under the TD Credit Agreements, (vi) Debt owing under this Agreement, (vii) Debt owing under the Public Indentures in existence on the Effective Date, (viii) Debt owing under the Existing Securitization Program, (ix) Debt owing under capital leases in existence on the Effective Date, (x) Debt owing under a Permitted New Financing and (xi) other Debt not to exceed the U.S. Equivalent of $10,000,000.

“Permitted Distributions” means Distributions made in the ordinary course of business in respect of or in connection with any stock option, equity appreciation, profit sharing or any other similar incentive based or compensation program in respect of the Borrower’s or any Subsidiary’s current or former officers, directors or employees.

“Permitted Hedging” means non-speculative (i) Hedging Agreements and Commodity Agreements in existence on the Effective Date and entered into in compliance with the TD Credit Agreement (including the Huntsman Preferred Stock Obligations), (ii) currency Hedging Agreements with a term not exceeding 60 days and (iii) Commodity Agreements for the purchase of natural gas and other feedstock.

“Permitted Liens” means, with respect to the Borrower or any Restricted Subsidiary:

(i)                              undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations of such Person (including,

without limitation, liens of carriers, builders, warehousemen, mechanics, materialmen and landlords) which have not been filed pursuant to law against such Person or in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent or such Liens are subject to a Permitted Contest;

(ii)                             Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Liens relate for its portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or such Liens are subject to a Permitted Contest;

(iii)                          easements, rights-of-way, covenants, oil and gas leases, production payments, mineral and royalty interests, servitudes, licenses, zoning or other similar rights or restrictions in respect of property owned, leased or otherwise held by such Person, whether or not recorded (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such property or materially impair its use in the operation of the business of such Person;

(iv)                         any Lien or trust arising in connection with workers’ compensation, unemployment insurance, pension and employment laws or regulations; provided that each such Lien or trust must only secure sums not overdue or sums subject to a Permitted Contest;

(v)                            the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, easement, license, franchise, grant or permit acquired by such Person, or by any statutory provision to terminate any such lease, easement, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)                         Liens for Taxes, assessments or other governmental charges or levies which are not at the time delinquent or such Liens are subject to a Permitted Contest;

(vii)                      all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(viii)                   public and statutory Liens not yet due arising by operation of Law;

(ix)

Liens resulting from the deposit of cash as security when the Borrower or a Restricted Subsidiary is required to do so by a Governmental Authority or Liens (including, for certainty, the Pembina Storage Lien) granted in the ordinary course of business for the purpose of carrying on same in connection with licences, tenders or similar matters or contracts for the purchase, storage or transportation of consumable fuel, power or feedstock supplies (or to collateralize letters of credit issued in support of such contracts) or to secure surety or appeal bonds or to secure costs of litigation when required by law; provided that (A) each of the foregoing Liens must only secure sums not overdue or sums subject to a Permitted Contest and (B) in the case of any of the foregoing Liens (excluding the Pembina Storage Lien), no such Liens shall encumber all or substantially all of the assets of the grantor;

(x)	judgment Liens, but only for so long as enforcement thereof is stayed (whether by appeal and bonding, order of a court, agreement, or otherwise) or such Liens are subject to a Permitted Contest;

(xi)	the interest of any owner in goods delivered on consignment prior to the transfer of title to the Borrower or any Restricted Subsidiary;

(xii)	any Lien in favour of the Borrower or in favour of a Restricted Subsidiary which is party to an outstanding Restricted Subsidiary Guarantee and a Subordination Agreement;

(xiii)

imperfections in title and restrictions on any property existing at the time such property was acquired and not created in contemplation of such acquisition and in respect of which the Borrower or the applicable Restricted Subsidiary has provided to the Lender an undertaking to have such imperfection or restriction remedied or removed within 120 days of the date such property was acquired;

(xiv)

any Lien on any asset or undertaking of a Restricted Subsidiary which exists prior to the date on which it becomes a Restricted Subsidiary and which was not incurred in contemplation of such Person becoming a Restricted Subsidiary and in respect of which the applicable Restricted Subsidiary has provided to the Lender an undertaking to have such Lien discharged within 120 days of the date such Restricted Subsidiary became a Restricted Subsidiary;

(xv)

Liens incurred or created in the ordinary course of business in favour of partners, co-owners or joint venturers arising pursuant or in relation to partnership, co-ownership or joint venture agreements, provided the obligations secured by such Liens are not Debt and are not due or delinquent or such Liens are subject to a Permitted Contest;

(xvi)	leases or subleases of property granted by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xvii)	any Liens which secure Non-Recourse Debt permitted hereunder;

(xviii)	Liens created by any Permitted Securitization Program;

(xix)

Liens in the form of cash collateral which is posted as security for the Huntsman Preferred Stock Obligations (whether posted before or after January 29, 2009); provided that the aggregate principal amount of such cash collateral does not exceed [****];

(xx)

Liens in the form of cash collateral which is wholly funded by an unsecured lender to collateralize any bankers’ acceptances or letters of credit which are outstanding under any unsecured credit facility established by such lender in favour of the Borrower or any Restricted Subsidiary; provided that such cash collateral may only be funded after the commencement of insolvency proceedings by or against the Borrower or such Restricted Subsidiary;

(xxi)	any lien in respect of paragraph (vi) in the definition of Permitted New Financing;

(xxii)

any other Liens not referred to in this definition of Permitted Liens but only if the aggregate amount secured by all such Liens does not exceed the greater of U.S.$35,000,000 and 5% of Consolidated Shareholders’ Equity (as determined at the time such Liens are incurred); and

(xxiii)

any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Lien referred to in the foregoing clauses, provided the extension, renewal, alteration, substitution or replacement of such Lien is limited to all or any part of the same property that secured the Lien extended, renewed, altered, substituted or replaced and the principal amount of the indebtedness secured thereby is not thereby increased.

“Permitted Merger” means (i) any transaction or series of transactions whereby the Borrower or any Restricted Subsidiary amalgamates with the Borrower and/or any one or more Restricted Subsidiaries or whereby all or a significant part of the undertaking, property and assets of any Restricted Subsidiary would become the property of the Borrower or any other Restricted Subsidiary, whether by way of reconstruction, reorganization, recapitalization, consolidation, merger, transfer, sale or otherwise; provided that the Lender consent to each such transaction and (ii) any transaction or series of transactions whereby any Subsidiary which is inactive and has no material liabilities is dissolved, amalgamated or wound up into the Borrower, or any Restricted Subsidiary.

“Permitted New Financing” means (i) an increase in the EDC Facility pursuant to Section 2.11 thereof, (ii) any other unsecured Debt financing (not to exceed

US$50,000,000 inclusive of item (i) above) upon terms and conditions satisfactory to the Lender, (iii) the [****] , (iv) any unsecured Debt financing that is subordinate to the Credit Facility and that is upon terms and conditions satisfactory to the Lender, (v) any unsecured Debt financing in addition to the foregoing that ranks pari passu with the Credit Facility and has been consented to by the Lender and (vi) any financing of the feedstock inventory of the Borrower or any Restricted Subsidiary that is wholly secured by such inventory and that is consented to by the Lender.

“Permitted Securitization Program” means (a) the Existing Securitization Program, and (b) a securitization program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(i)	the assets to be securitized in such transaction, with limited exceptions, are generally accounts receivable arising in connection with the sale of goods or rendering of services;

(ii)	the transfer of such assets is structured as a non-recourse sale (other than certain limited exceptions which are consistent with those in the Existing Securitization Program); and

(iii)	such transaction is entered into with an arm’s length purchaser and on reasonable commercial terms;

“Permitted Subsidiary Debt” means (i) Debt owing to the Borrower, (ii) Debt owing to any other Restricted Subsidiary which is party to a Subordination Agreement, (iii) Debt owing under this Agreement, (iv) Debt owing under the TD Credit Agreement and the Secured Swap Obligations, (v) Debt owing under the capital leases in existence on the Effective Date, (vi) Debt owing under the Master Leasing Agreement dated September 30, 2005 between the Borrower and Citibank Canada in existence on the Effective Date and (vii) Debt owing under a Permitted New Financing.

“Person” means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual, and words importing persons have a similar meaning.

“Public Indentures” means the trust indentures which govern any long term bonds or notes issued by any Loan Party from time to time including the trust indentures dated: (i) as of August 28, 2000 between the Borrower and CIBC Mellon Trust Company in respect of Cdn. $250,000,000 of 7.85% senior notes due August 30, 2010, (ii) as of September 21, 1995 between the Borrower (as successor to Novacor Chemicals Ltd.) and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $100,000,000 of 7 7/8% debentures due 2025, (iii) as of August 20, 1996 between the Borrower (as successor to NOVA Chemicals Ltd.) and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $125,000,000 of 7 1/4% debentures due 2028, (iv) as of January 14, 1999 between the Borrower and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $250,000,000 of medium term notes due 2009, (v) as of January 13, 2004 between the Borrower and U.S. Bank National Association, as trustee, in respect of U.S. $400,000,000 of 6 1/2% Senior Notes due 2012, and (vi) as of October 31, 2005 between the Borrower and U.S. Bank National Association, as trustee, in respect of U.S$400,000,000 of Senior Floating Rate Notes due 2013.

“Purchaser” means the Purchaser under the Arrangement Agreement and its successors and assigns.

“RBC” means Royal Bank of Canada, a Canadian chartered bank and its successors and permitted assigns.

“RBC Facility” means the Restated Credit Agreement dated as of March 12, 2008 among the Borrower, as borrower, RBC, as Administration Agent, and the financial institutions party thereto from time to time, as lenders.

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the Environment.

“Restricted Subsidiaries” means the Subsidiaries listed in Schedule H and any other Subsidiaries designated as such by written notice from the Borrower to the Agent in accordance with Section 2.5 provided that any “Restricted Subsidiary” other than the Borrower under and as defined in the Syndicated Credit Agreement shall also be a Restricted Subsidiary under this Agreement.

“Restricted Subsidiary Debt” means, without duplication, the aggregate amount of Debt in respect of which the Borrower or any Restricted Subsidiary is the principal obligor or a guarantor, including (i) any Attributable Debt incurred by the Borrower or any Restricted Subsidiary in excess of 7.5 % of Consolidated Assets within the Restricted Subsidiaries and (ii) any indebtedness, liabilities or obligations (other than the Huntsman Preferred Stock Obligations) incurred by the Borrower or any Restricted Subsidiary which any Designated Rating Agency characterizes as indebtedness for borrowed money for the purposes of determining the Debt Rating of any Loan Party (as determined by the Agent acting reasonably).

“Restricted Subsidiary Guarantee” means a guarantee of the Loan Indebtedness given by a Restricted Subsidiary substantially in the form of Schedule B; provided that each Restricted Subsidiary Guarantee shall be subordinate to the Loan

Indebtedness (as defined in the EDC Facility) on terms and conditions satisfactory to the Majority Lenders (as defined in the EDC Facility) and the Lender, acting reasonably.

“S&P” means Standard & Poor’s Rating Group, a division of McGraw Hill Companies Inc., and its successors, or any replacement rating agency acceptable to the Lender.

“Secured Hedging Agreement” means any Hedging Agreement or Commodity Agreement which creates Secured Swap Obligations.

“Senior Security” means the security documents and subordination agreements executed and delivered, or required to be executed and delivered, by the Borrower or any Restricted Subsidiary pursuant to the TD Credit Agreement.

“Secured Swap Limit” means U.S. $275,000,000.

“Secured Swap Obligations” means all direct or indirect indebtedness, obligations and liabilities of any Loan Party under any Permitted Hedging which are secured by the security under the TD Credit Agreement.

“Specified Event” means the occurrence of any of the following events:

(i)                                   the board of directors of the Borrower shall have: (i) withdrawn or modified in a manner adverse to the Lender its approval or recommendation of the Arrangement (as defined in the Arrangement Agreement) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal (as defined in the Arrangement Agreement) for a period of more than five business days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4) of the Arrangement Agreement) or (iii) failed to publicly recommend or reaffirm its approval of the Arrangement, after an Acquisition Proposal shall have been made to the Company Shareholders (as defined in the Arrangement Agreement) or any person shall have publicly announced an intention to make an Acquisition Proposal, within five business days of any written request by Purchaser, acting reasonably (or in the event that the Company Meeting (as defined in the Arrangement Agreement) is scheduled to occur within such five business day period, prior to the date of such meeting);

(ii)                                the Borrower shall have terminated the Arrangement Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement) (other than a confidentiality and standstill agreement permitted by Section 7.2(4) of the Arrangement Agreement);

(iii)                             any circumstance in which a Person or Persons acting jointly or in concert with such Person (within the meaning of the Securities Act (Alberta), as amended), other than any Person or Persons who are affiliates of the Purchaser, acquires beneficial ownership of 50% or more of the issued and outstanding shares of the capital stock of the Borrower having in each case the right to vote for the election of directors of the Borrower;

(iv)                            the Purchaser shall have terminated the Arrangement Agreement as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Borrower; or

(v)                               the Company Meeting (as defined in the Arrangement Agreement) is not convened and held on or before April 24, 2009.

“Specified Real Property Assets” means the rights and interests held by the Borrower in the real property assets described in Schedule F hereto.

“Styrenics JV” means INEOS NOVA which is the styrenics joint venture formed between INEOS and the Borrower (or their respective Affiliates) which originally held their respective European styrene and polystyrene assets and has now been expanded to include INEOS’ (or its Affiliates’) North American styrene and polystyrene assets and the Borrower’s (or its Affiliates’) North American styrene assets and certain of its North American polystyrene assets.

“Subordination Agreement” means a subordination agreement entered into by each Restricted Subsidiary substantially in the form attached as schedule E, mutatis mutandis, as supplemented, amended and replaced from time to time.

“Subsidiary” means with respect to the Borrower (i) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (excluding stock of any class or classes of such corporation which has or might have voting power by reason of the happening of any contingency unless such contingency has occurred and then only for so long as it continues) as of the time is owned by the Borrower directly or indirectly through Subsidiaries; and (ii) any partnership, limited liability company, association or other entity in which the Borrower directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time.

“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings, payroll, social security, employment and unemployment taxes, assessments, fees or other charges imposed by any Taxing Authority, including any interest, additions to tax or penalties applicable thereto.

“Taxing Authority” shall mean any Government Authority of any jurisdiction or political subdivision thereof with the authority to impose, assess, and collect Taxes and engage in activities of a similar nature with respect to such Taxing Authority.

“Tax Return” shall mean all tax and information returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes.

“Tax Planning Transactions” means equity investments or loans made to an Unrestricted Subsidiary for bona fide tax planning purposes: provided that (A) such Unrestricted Subsidiary (and any other Unrestricted Subsidiary included within the flow of funds) is solvent and in particular that such entity has the ability to pay its liabilities as they become due and that the aggregate value of its assets exceeds its aggregate liabilities, (B) the funding for such investments or loans is wholly returned to the Borrower or a Restricted Subsidiary in the form of Distributions or repayments of intercompany loans within 3 days after such investments or loans are made, (C) there are no contractual or statutory restrictions that could preclude the return of such investments or loans within such 3 day period, and (D) no Default or Event of Default has occurred and is continuing at the time of these transactions.

“TD” means The Toronto-Dominion Bank, a Canadian chartered bank and its successors and permitted assigns.

“TD Credit Agreement” means the Restated Credit Agreement dated as of March 12, 2008 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the TD First Amendment.

“TD First Amendment” has the meaning ascribed thereto in paragraph (k) of Section 8.1.

“Transaction Material Adverse Effect” means “Material Adverse Effect” as such term is defined in the Arrangement Agreement.

“Trustee” means The First National Bank of Chicago, in its capacity as trustee pursuant to the Indenture dated as of January 14, 1999 with the Borrower.

“Unrestricted Subsidiaries” means Subsidiaries that are not Restricted Subsidiaries and shall be deemed to include the Styrenics JV.

“U.S. Dollars” and “U.S. $” means lawful money of the United States of America for the payment of public and private debts.

“U.S. Equivalent” means:

(i)                                   with respect to any amount expressed or denominated in U.S. Dollars, such amount; and

(ii)                                with respect to any amount expressed or denominated in any currency other than U.S. Dollars, the U.S. Dollar equivalent of such amount obtained by converting such amount into U.S. Dollars at the Noon Rate.

1.2          Interpretation and Headings

In this Agreement:

(a)               headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)              words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)               any reference to “this Agreement” shall be a reference to this credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d)              references to “herein”, “hereunder” and similar expressions shall be a reference to this Agreement and not to any particular section;

(e)               unless otherwise noted, all references to “Section” refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)                 unless otherwise noted, all references to “Schedule” refer to a Schedule to this Agreement; and

(g)              words and terms denoting inclusiveness (such as “include”, “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3          Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated as Ontario contracts. The Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario, without prejudice to the rights of the Parties to take proceedings in any other jurisdictions.

1.4          Currency and Time References

(a)               Unless otherwise noted, all references to currency shall be deemed to refer to U.S. Dollars and, for the purposes of all monetary thresholds in Article 4 and Article 6, all references to an amount in U.S. Dollars shall be deemed to include an amount in any other currency that has a U.S. Equivalent of such amount in U.S. Dollars.

(b)              Unless otherwise noted, all references to time shall be deemed to refer to Calgary, Alberta local time.

(c)               Time is of the essence of each of the Loan Documents.

1.5          Law References

Any reference in the Loan Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6          Amendments and Waivers

(a)               No amendment or waiver will be effective unless it is contained in a written instrument duly executed by the applicable Parties. Any written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)              The failure of a Party to take any steps in exercising any right in respect of the breach or nonfulfillment of any provision of any of the Loan Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)               Acceptance of payment by a Party after a breach or nonfulfillment of any provision of any of the Loan Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Loan Documents.

1.7          Severability

If the whole or any portion of the Loan Documents or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of the Loan Document in question in a fundamental way, the remainder of the provision in question, or its applicable to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Loan Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

1.8          Inconsistency

To the extent that there is any conflict, inconsistency or ambiguity between the provisions of this Agreement and any other Loan Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.9          Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis, unless otherwise required by GAAP, and will not be changed for the purposes of this Agreement without the prior written consent of the Lender.

1.10        Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule A	—	Compliance Certificate
Schedule B	—	Restricted Subsidiary Guarantee
Schedule C	—	Notice of Drawdown
Schedule D	—	Restricted Subsidiaries
Schedule E	—	Subordination Agreement
Schedule F	—	Specified Real Property Assets

ARTICLE 2

CREDIT FACILITY

2.1          Establishment of Credit Facility

(a)               Credit Facility. Subject to the terms and conditions of this Agreement, the Lender hereby agrees to make a non-revolving term loan (the “Loan”) to the Borrower in an amount not to exceed the Maximum Borrowing Amount. The Loan will be available by way of a single Advance on the Drawdown Date.

(b)              Non-Revolving Nature. Any reduction of the Loan as contemplated herein will be deemed to be a permanent reduction of the Loan. Any part of the Loan which is repaid or cancelled may not be re-borrowed nor reinstated and will constitute a permanent reduction of the Loan.

2.2          Purpose

The Loan shall be used for the sole purpose of assisting with the repayment of the Borrower’s obligations under the 2009 Notes.

2.3          Borrowing Procedure

To request the Advance, the Borrower shall deliver to the Lender, by hand delivery, telecopier or by an electronic communication, a Notice of Drawdown, not later than 11:00 a.m., Toronto time, on Friday March 27, 2009 (or such other time as may be agreed by the Lender). Such Notice of Drawdown shall specify (i) the amount of the Advance (which shall be in an amount not be greater than the Maximum Borrowing Amount), (ii) the location and number of the Trustee’s account to which funds are to be disbursed by the Lender for the purpose set out in Section 2.2, together with an irrevocable direction of the Borrower, and (iii) that the conditions set forth in Article 7 have been satisfied as of the date of the Notice of Drawdown. Any amount of the Commitment that is not borrowed by the Borrower on the Drawdown Date shall be cancelled and may not thereafter be borrowed.

2.4          Evidence of Debt

The Lender shall maintain an account or accounts evidencing the Loan Indebtedness of the Borrower to the Lender from time to time, including the amounts of principal and interest payable and paid to the Lender from time to time under this Agreement. The entries made in the accounts maintained pursuant to this paragraph shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided that the failure of the Lender to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Obligations in accordance with their terms.

2.5          Designation of Restricted and Unrestricted Subsidiaries

The Borrower shall from time to time, by notice in writing to the Lender, be entitled to designate that an Unrestricted Subsidiary shall become a Restricted Subsidiary.

Upon receipt of such written designation from the Borrower, the Lender shall promptly circulate a revised Schedule D to all Parties.

ARTICLE 3
INTEREST AND FEES

3.1          Interest on Loans

Subject to Section 3.2, interest shall accrue on the principal amount of the Loan at a rate of [****]% per annum from April 1, 2009 to, and including, the Maturity Date.

3.2          Default Interest Rate

Upon the occurrence and during the continuance of an Increase Trigger Event, interest shall accrue at the rate that would otherwise be applicable hereunder plus 2.00%.

Upon the occurrence and during the continuance of an Event of Default, interest shall accrue at the rate that would otherwise be applicable hereunder plus 2.00% (which rate shall increase by an additional 2.00% per annum on a cumulative basis for every 30 calendar day period that such Event of Default continues thereafter, without in any way derogating from the Borrower’s obligations to repay Loan Indebtedness pursuant to Section 8.2).

3.3          General Interest Provisions

(a)               All interest payable hereunder shall be paid in U.S. Dollars.

(b)              Interest on the outstanding principal amount of the Loan shall be compounded on a monthly basis.

(c)               Accrued interest on any such principal amount shall be payable upon the earlier of the Maturity Date or the termination of the Credit Facility, provided that if any principal, interest or other amount is not paid when due hereunder, then accrued interest on the Loan shall be payable on demand.

(d)              Interest on the outstanding principal amount of the Loan shall accrue from day to day, both before and after default, demand, maturity and judgment. All interest hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Each determination by the Lender of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(e)               To the maximum extent permitted by Law, (i) the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lender and (ii) the provisions of the Judgment Interest Act (Alberta) shall not apply to the Loan Documents and are hereby expressly waived by the Borrower.

(f)                 Notwithstanding any provision herein to the contrary, in no event shall the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada)) payable under the Loan Documents exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower.

(g)              For the purposes of the Interest Act (Canada):

(i)                                     the annual rate of interest which is equivalent to the interest rate for Advances hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 365;

(ii)                                  the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and

(iii)                               the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates.

3.4                          Upfront Fee

An upfront fee of 3.00% on the full amount of the Commitment shall be fully earned on the Effective Date and shall be payable in U.S. Dollars by the Borrower upon the earlier of the Maturity Date or termination of the Credit Facility.

3.5                          Commitment Fee

The Borrower shall pay to the Lender a commitment fee in U.S. Dollars for the period commencing on the date hereof to and including the Drawdown Date (or such earlier date as the Commitment shall have been entirely terminated), computed at a rate equal to 1.00% per annum on the full amount of the Commitment. The accrued commitment fee shall be payable by the Borrower upon the earlier of the Maturity Date or termination of the Credit Facility. The commitment fee shall be computed on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day) between the date hereof and the Drawdown Date.

ARTICLE 4
PAYMENTS

4.1                               Repayment and Prepayment of Advances; Cancellation

(a)                    Optional Prepayment. The Borrower may, at its option, prepay all or any part of the Loan together with accrued and unpaid interest but without premium, bonus or penalty; provided that:

(i)                                    the Borrower shall deliver a Notice of Repayment to the Lender not later than 11 a.m. Toronto time, one (1) Banking Day before the date of repayment, except in the case where the proceeds of such prepayment are derived from a Superior Proposal (as defined in the Arrangement Agreement), in which case no notice is required;

(ii)                                 each such prepayment shall be in a principal amount that is not less than U.S. $5,000,000 and in multiples of U.S. $1,000,000 thereof; and

(iii)                              each Notice of Repayment shall be irrevocable.

(b)                   Mandatory Prepayment - Alternate Debt Issuance

If the Borrower or any of its Subsidiaries obtains a commitment in respect of an Alternate Debt Issuance, if the Loan has been advanced, (A) the Borrower hereby covenants to draw down on the Debt thereunder as soon as practicable to the fullest extent possible (B) not later than one (1) Banking Day following the receipt by the Borrower or any Subsidiary of any Net Cash Proceeds of any such Alternate Debt Issuance, the Borrower shall prepay the Loan in an amount equal to 100% of such Net Cash Proceeds in accordance with Section 4.2.

(c)                    Mandatory Repayment - Maturity Date. On the Maturity Date, the Borrower shall repay in full any and all Loan Indebtedness.

4.2                               Payments - General

(a)                    All payments and prepayments of principal, interest, fees and other amounts owing from time to time by the Borrower to the Lender pursuant to this Agreement shall be made in US Dollars (other than payment in respect of costs and expenses denominated in Cdn. Dollars, which shall be made in Cdn. Dollars) in immediately available funds.

(b)                   All such funds shall be made to the account as designated by the Lender from time to time.

(c)                    The Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set-off available to the Borrower.

(d)                   Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

4.3                               Application of Payments After Default

If an Event of Default occurs and is continuing, all payments made by the Borrower hereunder to the Lender shall be applied to such portion of the Loan Indebtedness as the Lender may select in its sole discretion or as otherwise required by Law.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1                               Representations and Warranties

The Borrower represents and warrants to the Lender as follows on and as of the Effective Date:

(a)                    Incorporation, Organization and Power. It and each Restricted Subsidiary has been incorporated or amalgamated under the laws of its governing jurisdiction and is duly registered to carry on business in each jurisdiction where the nature of any business carried on by it or the character of any properties owned or leased by it makes such registration necessary, except where the failure to have such registration would not have a Material Adverse Effect, and has full corporate power and capacity to enter into and perform its obligations under the Loan Documents to which it is a party, and to carry on its business as currently conducted.

(b)                   Authorization and Status of Agreements. Each of the Loan Documents to which the Borrower or a Restricted Subsidiary is a party has been or will have been, when delivered by the Borrower or such Restricted Subsidiary, duly authorized, executed and delivered by the Borrower or Restricted Subsidiary, as applicable, and does not and will not in any material respect conflict with or contravene or constitute a default or create an encumbrance under:

(i)            the constating documents or by-laws or any resolutions of the Borrower or such Restricted Subsidiary, as applicable;

(ii)                                  the Public Indentures;

(iii)                               the Credit Agreements;

(iv)                              any other agreement or document to which the Borrower or such Restricted Subsidiary is a party, as applicable including, without limitation, any such agreements governing any Material Financial Indebtedness; or

(v)                                 any Law or Governmental Authorization applicable to the Borrower or such Restricted Subsidiary, as applicable,

which conflict or contravention, in the case of (iv) and (v) only, would have a Material Adverse Effect.

(c)                    Enforceability. Each of the Loan Documents to which the Borrower or a Restricted Subsidiary, as applicable, is a party constitute valid and binding obligations of it and are enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d)                   No Adverse Change. The audited and unaudited Financial Statements for the most recent Fiscal Quarter and Fiscal Year were prepared in accordance with GAAP and such audited and unaudited Financial Statements present fairly in all material respects the Borrower’s consolidated financial position as at the dates thereof and since each of those dates there has been no change in the consolidated financial position of the Borrower which would have a Material Adverse Effect.

(e)                    Arrangement Agreement. Since January 1, 2007 there has not been any Transaction Material Adverse Effect.

(f)                      Litigation. There are no actions, suits or proceedings at law or in equity or before or by any Governmental Authority existing, pending or, to the best of the Borrower’s knowledge, threatened, against or affecting the Borrower or any Restricted Subsidiary which, if adversely determined, would have a Material Adverse Effect.

(g)                   No Breach of Laws. The Borrower and each of its Restricted Subsidiaries is not in breach of:

(i)                                any Governmental Authorization of any Governmental Authority having jurisdiction in the matter; or

(ii)                             any Laws,

which breach would have a Material Adverse Effect.

(h)                   No Default. No Default or Event of Default has occurred and is continuing.

(i)                       Regulatory Approvals. All Governmental Authorizations necessary for the Borrower and each of its Restricted Subsidiaries to carry on its business, as currently carried on, have been obtained and are in good standing except to the extent failure to so obtain such Governmental Authorizations or to maintain the same in good standing would not have a Material Adverse Effect, and all Governmental Authorizations necessary for it to enter into the Loan Documents to which it is party and perform its obligations hereunder and thereunder have been obtained and are in good standing.

(j)                       Restricted Subsidiaries. All of the Restricted Subsidiaries of the Borrower, together with the Borrower’s ownership interests therein, are accurately described in Schedule D.

(k)                    Environmental Laws. The Borrower and each of its Restricted Subsidiaries have obtained all Governmental Authorizations which are required under Environmental Laws and are in compliance with all Environmental Laws and with the terms and conditions of all such Governmental Authorizations, except to the extent that the failure to so obtain or comply would not have a Material Adverse Effect.

(l)                       Environmental Condition of Property. The property and assets of the Borrower and each of its Restricted Subsidiaries is not, to the knowledge of the Borrower, subject to any outstanding claim, charge or order from any Governmental Authority alleging violation of Environmental Law which would have a Material Adverse Effect or, if subject to any such claim, charge or order, the Borrower has notified the Lender thereof and is taking or causing to be taken, with respect to itself and its Restricted Subsidiaries, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing it or its Restricted Subsidiaries, as applicable, to contest the validity thereof; and such property and assets complies, with respect to each of its use and operation, in all respects with Environmental Law and with the terms and conditions of all Governmental Authorizations which are required to be obtained by it under applicable Environmental Law, except to the extent that the failure to so comply would not have a Material Adverse Effect.

(m)                 Title to Assets. The Borrower and each of its Restricted Subsidiaries have good, beneficial and valid title to their property and assets, subject only to Permitted Liens, except to the extent that the failure to have such title would not have a Material Adverse Effect.

(n)                   Taxes. The Borrower and each of its Restricted Subsidiaries have filed all Tax Returns which were required to be filed and have paid or made provision for payment of any and all Taxes which are due and payable, except for the payment of any Taxes which are subject to a Permitted Contest.

(o)                   Insurance. The Borrower and each of its Restricted Subsidiaries have obtained and maintain in effect all such insurance as is required by Section 6.1(i).

(p)                   Full Disclosure. To the best of the knowledge of the Borrower, all information, materials and documents prepared by the Borrower and delivered to the Lender in connection with the negotiation of this Agreement are true and accurate in all material respects and do not omit any material fact which renders such information incomplete or misleading in any material respect, except to the extent that any inaccuracy or omission would not have a Material Adverse Effect.

5.2                          Nature and Survival of Representations and Warranties

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with the Loan, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents and the advance of the Loan.

ARTICLE 6
COVENANTS

6.1                               Affirmative Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)                    Punctual Payment. The Borrower shall pay or cause to be paid all principal, interest, fees and all other amounts payable hereunder under this Agreement when due, and shall perform or cause to be performed all of its other obligations under this Agreement when required to be performed.

(b)                   Existence. Subject to a Permitted Merger, the Borrower shall do or shall cause to be done all things necessary to preserve and keep in full force and effect the Borrower’s and each Restricted Subsidiary’s corporate or partnership existence in good standing as a corporation or partnership under the Laws of its governing jurisdiction.

(c)                    Maintenance and Operation. The Borrower shall do or cause to be done, and shall cause each Restricted Subsidiary to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with prudent industry practices, Environmental Law and all other applicable Laws, except to the extent that the failure to do so would not have a Material Adverse Effect.

(d)                   Books and Records. The Borrower shall keep proper records and books of account in which entries shall be made of its transactions, assets and businesses, and shall prepare the Financial Statements in accordance with GAAP.

(e)                    Notice of Certain Events. The Borrower shall give prompt notice in writing to the Lender of (without duplication) (i) any event that has resulted or could reasonably be expected to result in (A) a default or event of default (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the Credit Agreements or the Public Indentures or in connection with any other Material Financial Indebtedness; (ii) any change in its Debt Rating by any Designated Rating Agency; (iii) any sale, exchange, lease, transfer or other disposition made by the Borrower or any Restricted Subsidiary of any of their respective property and assets for net proceeds in excess of U.S. $25,000,000, other than any such sale, exchange, lease, transfer or other disposition made in connection with any Permitted Securitization Program; (iv) any legal proceedings filed against or disputes or proceedings by or before any Governmental Authority, in any such case involving a claim, charge, penalty or obligation of or against the Borrower or a Restricted Subsidiary which, if adversely determined, would have a Material Adverse Effect; (v) any Default or Event of Default; or (vi) any other event, act or condition that has a Material Adverse Effect.

(f)                      Reporting.

(i)                                      On or before the first Banking Day of each week, the Borrower shall deliver a detailed calculation of the Maximum Borrowing Amount as of such date and as projected on the Drawdown Date (including a detailed explanation of any reasons that commitments that were available under any Credit Agreement on the date hereof are no longer available to be drawn or expected to be available to be drawn on the Drawdown Date), and in each case a senior officer of the Borrower shall have certified to the same.

(ii)                                   The Borrower shall promptly report to the Lender on any events or developments that would reasonably be expected to result in a Default or an Event of Default under the Credit Agreement or otherwise result in the Borrower’s inability to draw down the commitments under the Credit Agreements.

(iii)                                The Borrower shall provide to the Lender:

(A)                              within 45 days after the end of each of the first three Fiscal Quarters during each Fiscal Year, the quarterly unaudited Financial Statements; and

(B)                                within 90 days after the end of each Fiscal Year, the annual audited consolidated Financial Statements and the annual unaudited unconsolidated Financial Statements.

(iv)                               As soon as available but in any event within 15 Banking Days after the end of each calendar month a monthly management report (in substantially the form provided under the TD Credit Agreement) which contains the consolidated income statements, the consolidated income statements by business, the consolidated balance sheets and the consolidated statements of cash flows for the Borrower for, or as at the end of, immediately preceding calendar month (including year-to-date actuals where applicable), or

(v)                                  Within 45 days after the end of each of the first three Fiscal Quarters during each Fiscal Year and within 90 days after the end of each Fiscal Year, the Borrower shall provide a Compliance Certificate to the Lender.

(vi)                               Promptly after the filing thereof, the Borrower shall provide a copy to the Lender (with sufficient copies for each of the Lender) of any materials provided to its public shareholders and, upon request, any material change reports.

(vii)                            Following termination of the Arrangement Agreement, the Borrower shall provide to the Lender such additional information regarding the business, affairs, operations or financial condition of the Borrower and its Subsidiaries as is reasonably requested by the Lender from time to time except for any such information that is price or commercially sensitive or which the Borrower is prohibited by contract or Law from so providing or which would, if so provided, require the Borrower to make a securities law filing or press release in order to comply with Canadian or U.S. securities disclosure rules as a result of such disclosure.

(g)                   Operation of Properties. The Borrower shall, and shall cause each Restricted Subsidiary to, operate and maintain its property and assets or, if it is not the operator, to use reasonable efforts to ensure that its property and assets are operated and maintained, in a good and workmanlike manner in accordance with prudent industry practices, Environmental Law and all other applicable Laws, if and to the extent that the failure to do so would have a Material Adverse Effect.

(h)                   Performance of Leases. The Borrower shall perform, and shall cause each Restricted Subsidiary to perform, all obligations under all leases and other documents of title relating to its or any of their property and assets, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases and other documents of title in good standing in all respects, except to the extent that the failure to so perform would not have a Material Adverse Effect.

(i)                       Insurance. The Borrower shall maintain, and shall cause each Restricted Subsidiary to maintain, adequate insurance (including self-insurance) in such amounts, terms and coverage as is customary for similar companies in similar businesses and according to prudent industry standards and, if requested, provide the Lender with a certificate of the relevant insurers with respect to such coverage.

(j)                       Material Adverse Claims. Except for Permitted Liens, the Borrower shall defend, and shall cause each Restricted Subsidiary to defend, its property and assets from all material adverse claims.

(k)                    Notice of Environmental Damage. The Borrower shall, promptly upon acquiring knowledge thereof, notify the Lender of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by the Borrower or any Restricted Subsidiary, or of any breach of any Environmental Law (including without limitation, any non-compliance with any permit issued thereunder) by the Borrower or a Restricted Subsidiary or of any other matter which could result in any liability of the Borrower or a Restricted Subsidiary under any Environmental Law, and which in any such case would have a Material Adverse Effect.

(1)                    Proceeds. The Borrower shall use the proceeds of the Drawdown only for the purposes permitted by Section 2.2.

(m)                 Payment of Taxes and Withholdings. The Borrower shall, and shall cause each Restricted Subsidiary to, from time to time pay or cause to be paid all Taxes and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower or such Restricted Subsidiary or any of the property and assets of the Borrower or such Restricted Subsidiary, as and when the same become due and payable, except when and for so long as the validity of any such Taxes or withholdings is subject to a Permitted Contest or when the failure to so pay would not have a Material Adverse Effect.

(n)                   Restricted Subsidiary Guarantees. The Borrower shall cause each Restricted Subsidiary delivering a Restricted Subsidiary Guarantee to promptly deliver to the Lender certified copies of its constating documents, by-laws and the resolutions authorizing the Restricted Subsidiary Guarantee, a certificate as to the incumbency of the officers of such Restricted Subsidiary signing such guarantee and an opinion of legal counsel to such Restricted Subsidiary respecting those matters as are addressed with respect to the Borrower in the legal opinion referred to in Section 7.1 hereof and such other matters as may be reasonably required by the Lender, with all such certificates and opinions to be in form and substance satisfactory to the Lender, acting reasonably.

(o)                   Consolidation of Assets. The Borrower shall ensure that it and the Restricted Subsidiaries directly own not less than 80% of Consolidated Assets and that it owns and controls, directly or indirectly, 100% of the voting rights associated with all of the outstanding capital stock or partnership interests of each of the Restricted Subsidiaries.

(p)                   Permitted Mergers. The Borrower shall notify the Lender as soon as practicable following the completion of a Permitted Merger involving a Restricted Subsidiary and shall provide to the Lender such particulars thereof as it may reasonably request.

(q)                   Rights of Access. Following termination of the Arrangement Agreement, the Borrower shall, at reasonable times and on reasonable notice, and, subject always to the confidentiality provisions of Section 12.1, allow or enable the Lender or its representatives to:

(i)                                     inspect and make extracts from and copies of all financial and accounting books and records of the Borrower or any Restricted Subsidiary; and

(ii)                                   discuss with officers of the Borrower or any Restricted Subsidiary, its business, operations, assets, liabilities, results of operations and business prospects.

(r)                      Notice of New Restricted Subsidiaries. The Borrower shall (i) promptly notify the Lender of the acquisition, creation, designation or existence of each Subsidiary which becomes a Restricted Subsidiary after the date hereof, (ii) provide an updated Schedule D which provides the required particulars regarding each such Restricted Subsidiary and (iii) cause each such Restricted Subsidiary to promptly execute and deliver a Restricted Subsidiary Guarantee and a Subordination Agreement to the Lender.

(s)                    Waivers to Permit Repayment of the 2009 Notes. The Borrower shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to timely obtain all waivers, if any, required under the Credit Agreements in order to borrow under such Credit Agreements on or prior to April 1, 2008 amounts in order to repay the 2009 Notes. The Borrower shall pay in full, when due, all amounts due and owing under the 2009 Notes.

(t)                      Pari Passu Ranking. The Borrower and each Restricted Subsidiary shall ensure that the Loan Indebtedness ranks at least pari passu with all of its other senior unsecured Debt, subject, in the case of the Restricted Subsidiaries, to the terms of the subordination agreement to be entered into by the Lender with the agent under the EDC Facility.

(u)                   TD Credit Agreement. The Borrower shall (i) promptly notify the Lender of any amendments or supplements to or replacement of any of the terms of the TD Credit Agreement or the Other TD Credit Agreements. and (ii) ensure that TD Credit Agreement and the Other TD Credit Agreements shall be and remain fully drawn (to the extent permitted by the negative pledge contained in the Public

Indentures but excluding the swing line contained in the TD Credit Agreement) if and for so long as there is any principal outstanding under the Loan.

6.2                               Negative Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)                    Limitation on Liens. Except for Permitted Liens, the Borrower shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Lien on any of its property or assets. Notwithstanding the foregoing provisions of this Section 6.2(a), the Borrower (but for certainty not any other Loan Party) may issue, incur, create, assume, permit to exist or guarantee Debt under the TD Credit Agreement which is secured by Liens permitted by the negative pledge in the Public Indentures.

(b)                   Limitation on Dispositions. The Borrower shall not, and shall not permit any Restricted Subsidiary to, sell, exchange, lease, transfer or otherwise dispose of any of its property or assets if such disposition would have a Material Adverse Effect and the Borrower shall not sell, exchange, lease, transfer or otherwise dispose of the Specified Real Property Assets.

(c)                    Limitation on Distributions. Except for Permitted Distributions, the Borrower shall not, and shall not permit any Restricted Subsidiary to, make any Distributions and the Borrower shall not, and shall not permit any Restricted Subsidiary to, redeem, retract, purchase or otherwise acquire any shares in the capital of the Borrower (other than the Huntsman Preferred Stock).

(d)                   Limitation on Debt. (i) The Borrower shall not create, incur, assume or otherwise permit to exist any Debt (except Permitted Debt), and (ii) the Borrower shall not permit any Restricted Subsidiary to create, incur, assume or otherwise permit to exist any Restricted Subsidiary Debt (except Permitted Subsidiary Debt).

(e)                    Limitation on Hedging. Except for Permitted Hedging, the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Hedging Agreements.

(f)                      Limitation on Operating Leases. The Borrower shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or otherwise permit to exist any Attributable Debt in excess of 7.5% of Consolidated Assets, excluding any Attributable Debt that would be permitted by the Debt to Cash Flow Ratio if such Attributable Debt was included within Net Consolidated Debt.

(g)                   Mergers, Amalgamation and Consolidations. Except for a Permitted Merger, the Borrower shall not, and shall not permit any Restricted Subsidiary to, amalgamate with any other Person or enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person whether by way of reconstruction, reorganization, recapitalization, consolidation, merger, transfer, sale or otherwise.

(h)                   No Change in Business. The Borrower shall not materially alter the nature or character of the business of the Borrower and its Subsidiaries taken as a whole from the nature or character such business on the Effective Date, but, for greater certainty, the sale, transfer or other disposition or the decommissioning or rationalization of the facilities, assets or business units relating to the production of a product shall not constitute a material alteration of the nature or character of the business so long as the majority of the assets of the Borrower and its Restricted Subsidiaries taken as a whole are associated with the manufacturing, upgrading and marketing of petrochemicals and plastics.

(i)                       Financial Assistance. The Borrower shall not, and shall not permit any Restricted Subsidiary to, provide any financial assistance (whether by way of an investment or a loan, guarantee or other credit support arrangement of any nature whatsoever) to any Person except for financial assistance:

(i)                                     to or in favour of any Loan Party (subject to Section 6.2(d));

(ii)                                  in the form of equity investments or intercompany loans made to any Unrestricted Subsidiary on or before December 31, 2007 or Tax Planning Transactions whether completed before or after December 31, 2007; or

(i)                                     to or in favour of any Unrestricted Subsidiary or the Styrenics JV in an aggregate outstanding amount which does not exceed U.S. $75,000,000 at any time.

(j)                       Limitations on Cancellation of Credit Facilities. The Borrower shall not (i) cancel all or any part of the availability under the TD Credit Agreement (except to the extent such availability is reduced by the negative pledge in the Public Indentures) or the TD Credit Agreements or (ii) shorten the maturity date(s) thereunder (except as a consequence of acceleration), in each case prior to the repayment and cancellation in full of the Credit Facility.

(k)                    Limitations on Capital Expenditures. The Borrower shall not, and shall not permit any Restricted Subsidiary to, make or incur any capital expenditures in any Fiscal Quarter beyond 110% of the budgeted capital expenditures described in Schedule P; provided that the aggregate capital expenditures in any Fiscal Year shall not exceed the budgeted capital expenditures by greater than U.S. $10,000,000.

(1)                    More Favourable Provisions. (A) The Borrower shall not, and shall not permit any Subsidiary to, amend, or modify, or permit the amendment or modification of any provision of the terms of any documents, agreements and instruments or supplements or replacements thereof in respect of existing Debt of the Borrower and its Subsidiaries (any such document, agreement, instrument, amendment or modification, a “Relevant Debt Instrument”) if the same includes, and (B) the EDC Facility shall not include any, covenants (whether affirmative or negative, and whether maintenance or incurrence), redemption or repurchase conditions or requirements, pricing terms or defaults or events of default that are more restrictive than those contained in this Agreement or are not provided for in this Agreement (each such covenant, condition, requirement, term and default or event of default therein referred to as “More Favorable Provision”), unless such More Favorable Provision is also incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, effective as of the date when such More Favorable Provisions became effective under such other Relevant Debt Instrument. Notwithstanding the foregoing, no Relevant Debt Instrument shall be permitted to contain any provision which precludes the repayment or prepayment of the Loan, or trigger a default (however defined) thereunder as a result of any such repayment or prepayment.

6.3                               Financial Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)                    Debt to Cash Flow Ratio. The Borrower shall maintain a Debt to Cash Flow Ratio which does not exceed 5.0 to 1.0 at the end of each Fiscal Quarter.

(b)                   Interest Coverage Ratio. The Borrower shall maintain an Interest Coverage Ratio of not less than 2.0 to 1.0 at the end of each Fiscal Quarter.

ARTICLE 7
CONDITIONS

7.1                               Conditions Precedent to Effectiveness

The Borrower shall satisfy the following conditions precedent on the Effective Date:

(a)                    the Lender shall have received: an executed copy of this Agreement;

(b)                   each of the representations and warranties in Section 5.1 hereof shall be true and correct as though made on or as of such date, and a senior officer of the Borrower shall have certified to the same;

(c)                    all Governmental Authorizations and material authorizations by third parties (including lenders in respect of Material Financial Indebtedness) necessary for the entering into and performance by the Loan Parties of the Loan Documents shall be obtained and shall be in full force and effect; and

(d)                   there shall not have occurred any default or event of default that is continuing (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the Arrangement Agreement

(except as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Lender), the Credit Agreements or the Public Indentures or any other Material Financial Indebtedness of the Borrower or any of its subsidiaries, both before and after giving effect to the proposed Drawdown, and a senior officer of the Borrower shall have certified to the same.

7.2                               Conditions Precedent to Drawdown

The obligation of the Lender to make the advance of the Loan shall be subject to satisfaction of the following conditions precedent on or before the Drawdown Date or on the date specified below:

(a)                    the Lender shall have received a Notice of Drawdown in respect of the Drawdown in accordance with Section 2.3;

(b)                   on the Drawdown Date, (A) each of the representations and warranties in Section 3.1 of the Arrangement Agreement shall be true and correct as though made on or as of such date, and (B) each of the representations and warranties in Section 5.1 hereof shall be true and correct as though made on or as of such date provided that in clauses (d), (i), (f), (g), (h), (k), (1), (m) and (p) thereof, the reference to “Material Adverse Effect” shall be deemed to be a reference to “Transaction Material Adverse Effect” for the purposes hereof, and a senior officer of the Borrower shall have certified to the same;

(c)                    on the Drawdown Date, no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the Drawdown;

(d)                   the Lender shall have received a detailed calculation of the Maximum Borrowing Amount as of the date of the Drawdown Date, a certificate of the treasurer or assistant treasurer (where applicable) of the Borrower certifying (i) the same, and (ii) that the amount of the Advance, together with all other funds transmitted by the Borrower to the Trustee on April 1, 2009 for repayment of the amounts due under the 2009 Notes on their maturity are sufficient to satisfy all obligations payable under the 2009 Notes on such date;

(e)                    there shall not have occurred any event, change or circumstance since the date of the Arrangement Agreement, that has had, or could reasonably be expected to have, a Transaction Material Adverse Effect, and a senior officer of the Borrower shall have certified to the same;

(f)                      the Lender shall be satisfied, acting reasonably, with any subordination terms required by the lenders under EDC Facility;

(g)                   there shall not have occurred any default or event of default that is continuing (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the Arrangement Agreement

(except as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Purchaser), the Credit Agreements or the Public Indentures or any other Material Financial Indebtedness, both before and after giving effect to the proposed Drawdown, and a senior officer of the Borrower shall have certified to the same;

(h)                   the Lender shall have received a confirmation (in the form of the certification referred to below) from the Borrower (i) of the aggregate amount of undrawn commitments under the Credit Agreements as of the date hereof are available to be drawn to repay the 2009 Notes upon their maturity and (ii) that all conditions precedent to the borrowing of such funds have been satisfied in full as of such date, and in each case a senior officer of the Borrower shall have certified to the same;

(i)                       the maturity date of the Huntsman Preferred Stock Obligations shall have been extended to at least June 30, 2010 for an amount of not less than U.S. [****]; and

(j)                       the TD Credit Agreement shall be fully drawn (to the extent permitted by the negative pledge contained in the Public Indentures provided that least U.S .$300,000,000 of outstandings under the TD Credit Agreement are permitted by the Public Indentures) but excluding the swing line contained in the TD Credit Agreement and subject to a 5% variance on Cdn. Dollar borrowings to allow for currency fluctuations and (ii) the Other TD Credit Agreements shall be fully drawn (subject to a 5% variance on Cdn. Dollar borrowings to allow for currency fluctuations).

7.3                               Conditions Subsequent

The continued effectiveness of this Agreement is also conditioned upon the following conditions subsequent being met on or before the applicable dates set forth below (as such dates may be extended in writing by the Lender):

(a)                    the Lender shall have received, within two Banking Days of the date hereof,

(i)                                     certified copies of resolutions (the “Resolutions”) duly adopted by the board of directors of the Borrower and each Guarantor authorizing the execution, delivery and performance of the Loan Documents to which it is a party and the borrowings or guarantees hereunder, as applicable;

(ii)                                  a certificate of the secretary or assistant secretary (where applicable) of the Borrower and each Guarantor certifying (A) that attached thereto is a true and complete copy of each Organizational Document of the Borrower and each such Guarantor, and (B) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of the Borrower and each such Guarantor;

(iii)                                confirmation from the Borrower (in the form of the certification referred to below) (i) of the aggregate amount of undrawn commitments under the Credit Agreements as of the date hereof, (ii) that such amounts are available to be drawn to repay the 2009 Notes upon their maturity and (iii) that all conditions precedent to the borrowing of such funds have been, or are capable of being, satisfied in full as of such date, and in each case a senior officer of the Borrower shall have certified to the same; and

(vi)                               a certificate as to the good standing of the Borrower and each Guarantor as of a recent date, if applicable; and

(b)                   the Lender shall have received an executed copy of (i) a Restricted Subsidiary Guarantee from each Restricted Subsidiary and (iii) a Subordination Agreement from each Restricted Subsidiary within one (1) Banking Day of the Lender agreeing to the terms of its subordination agreement with the agent under the EDC Facility, which the Lender agrees to use commercially reasonable efforts to enter into no later than three (3) Business Days from the date hereof;

(c)                    the Lender shall have received, within three Banking Days of the date hereof, a favourable opinion addressed to the Lender relating to the Borrower and each Guarantor of (A) the Senior Vice-President, Chief Legal Officer and Corporate Secretary of the Borrower with respect to corporate matters and (B) Borrower’s Counsel with respect to enforceability of this Agreement and the other Loan Documents and such other matters as may be reasonably requested by the Lender or its counsel including, without limitation, no conflict with the Credit Agreements;

7.4                               Waiver of Conditions

The conditions set out in Sections 7.1, 7.2 and 7.3 are inserted for the sole benefit of the Lender and may be waived only by the Lender, in whole or in part and with or without terms or conditions, in respect of all or any portion of the Drawdown.

7.5                               Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lender is entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lender and its counsel, acting reasonably.

ARTICLE 8
EVENTS OF DEFAULT

8.1                               Events of Default

Subject to Section 12.8, each of the following events shall constitute an “Event of Default”:

(a)                    Failure to Pay Principal. If the Borrower defaults in the due and punctual payment of any principal of the Loan when the same becomes due and payable hereunder, and such default continues for a period of 1 Banking Day after notice is given to the Borrower by the Lender specifying such default and requiring it to be remedied.

(b)                   Failure to Pay Interest. If the Borrower defaults in the due and punctual payment of any Loan Indebtedness (other than principal) as and when the same becomes due and payable hereunder, and such default continues for a period of 1 Banking Day after notice is given to the Borrower by the Lender specifying such default and requiring it to be remedied.

(c)                    Breach of Covenants. Except for an Event of Default set out in paragraphs (a) or (b) above, if the Borrower or any Restricted Subsidiary defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to this Agreement or any other Loan Document, and the Borrower or such Restricted Subsidiary fails to remedy such default within a period of 30 days after such default; provided that in the case of Sections 6.1(e), 6.1(n), 6.1(r), 6.1(t) and 6:2, the cure period shall be reduced to 10 days after the occurrence of such default (and no cure period shall apply in the case of Section 8.3 or any other default which is not capable of being remedied).

(d)                   Incorrect Representations. If any representation or warranty made by the Borrower or any Restricted Subsidiary in this Agreement or any other Loan Document is incorrect in any material respect when made and (if capable of being remedied) such inaccuracy continues for a period of 10 days after the making of such representation or warranty).

(e)                    Insolvency. If any proceeding is commenced or any judgment, decree or order of a court of competent jurisdiction is entered against the Borrower or any Restricted Subsidiary other than as otherwise permitted hereunder (i) seeking to adjudge or adjudging the Borrower or such Restricted Subsidiary bankrupt or insolvent, seeking or or approving a petition seeking reorganization, liquidation, dissolution or winding-up or an arrangement or other relief with respect to its or its debts of the Borrower or such Restricted Subsidiary under its governing legislation of its jurisdiction of constitution or the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law, or (ii) seeking to appoint or appointing a receiver, trustee, liquidator, or other person with like powers over all, or substantially all, of the property of the Borrower or such Restricted Subsidiary, or (iii) seeking to order or ordering the involuntary winding up or liquidation of the affairs of the Borrower or such Restricted Subsidiary, unless such proceeding, judgment, decree, order or appointment is stayed within 30 days after the entry thereof and thereafter continues to be stayed or of no effect against the Borrower or such Restricted Subsidiary or any of their respective property and assets.

(f)                      Voluntary Insolvency. If (i) an order or a resolution is passed with the consent of the Borrower or any Restricted Subsidiary or their shareholders for the dissolution, winding-up, reorganization or liquidation of the Borrower or such Restricted Subsidiary (other than a Permitted Merger), or (ii) if the Borrower or any Restricted Subsidiary institutes proceedings seeking an arrangement or other relief with respect to it or its debts or to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law, or (iii) the Borrower or any Restricted Subsidiary consents to the filing of any petition under any such law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of the property of the Borrower or such Restricted Subsidiary, or (iv) the Borrower or any Restricted Subsidiary makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) the Borrower or any Restricted Subsidiary takes any corporate action in furtherance of any of the aforesaid purposes.

(g)                   Cross Default. If a default, event of default or other similar condition or event (however described) in respect of the Borrower or any Restricted Subsidiary occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to any Debt (other than Non-Recourse Debt or the Loan Indebtedness) of the Borrower or any Restricted Subsidiary (individually or collectively) in an aggregate amount in excess of U.S $25,000,000 (or the Equivalent Amount thereof in Cdn. Dollars or the equivalent thereof in any other currency) and after the lapse of any applicable cure periods such default, event or condition has resulted in such Debt or Secured Swap Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable.

(h)                   Other Enforcement Proceedings. If property and assets of the Borrower or any Restricted Subsidiary (other than assets which secure Non-Recourse Debt) having an aggregate fair market value in excess of U.S. $25,000,000 is subject to enforcement, seizure or attachment by any Person pursuant to any Lien, legal process or other means, including, without limitation, distress, execution or any other step or proceeding with similar effect and such enforcement or other proceeding shall continue in effect and not be released, discharged or stayed for a period of 30 days.

(i)                       Judgments. If one or more judgments, decrees or orders (other than in respect of Non-Recourse Debt) shall be rendered against the Borrower or any Restricted Subsidiary for the payment of money in excess of U.S. $25,000,000 and any of such judgments, decrees or orders shall continue unsatisfied and in effect for a period of 30 days without being vacated, discharged, satisfied or stayed pending appeal.

(j)                       Invalid Loan Documents. If, for a period of 15 days after notice thereof to the Borrower, any of the Loan Documents or any material provision thereof ceases, becomes and continues to be invalid or unenforceable and is not cured to the satisfaction of the Lender acting reasonably.

(k)                    Confirmations. Failure to provide the Lender (i) on or before February 28, 2009 with confirmation from The Toronto-Dominion Bank, as Agent under the TD Credit Agreement confirming that, after giving effect to the EDC Agreement, the conditions subsequent set forth in Section 4(c), (e) and (f) of the First Amending Agreement to the TD Credit Agreement dated as of January 28, 2009 between the Borrower and The Toronto-Dominion Bank, as Agent (the “TD First Amendment”) have been satisfied in full, and (ii) on or before February 28, 2009 with confirmation from the Majority Lenders under the EDC Facility that the terms of this Agreement are acceptable to the Majority Lenders thereunder, provided that it shall not be an Event of Default hereunder if such confirmation is not provided solely as a result of the Lender failing to use commercially reasonable efforts to enter into its subordination agreement with the agent under the EDC Facility.

(1)                    Specified Event. The occurrence of any Specified Event.

(m)                 Increase Trigger Event. An Increase Trigger Event shall have occurred and shall continue unremedied for a period of thirty (30) calendar days.

(n)                   Arrangement Agreement. The termination of the Arrangement Agreement by any party thereto, except (i) as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Purchaser, (ii) as a result of an Increase Trigger Event or (iii) as a result of a Specified Event.

(o)                   Other Debt and Secured Swap Obligations. The Borrower or any Affiliate defaults in the making of any payment of (i) any Debt owing under the TD Credit Agreement, any of the Other TD Credit Agreements or the RBC Credit Agreement and such default continues after all applicable grace or cure periods have expired, or (ii) any Secured Swap Obligations and such default continues for a period of 3 Banking Days after all applicable grace or cure periods have expired.

8.2                               Effect of Events of Default

If an Event of Default occurs and is continuing, the Lender may, by notice in writing to the Borrower, cancel the availability of all or any part of the Loan and/or declare all or any part of the principal amount of the Loan, together with all accrued and unpaid interest thereon and all other Loan Indebtedness, to be immediately due and payable, whereupon:

(a)                    all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower and the Borrower hereby unconditionally promises and agrees to immediately pay such amounts to the Lender;

(b)                   such notice shall constitute due demand for payment under any notes issued pursuant to the Loan Documents;

(c)                    a demand for payment of all such amounts may be given to any Restricted Subsidiary under any Restricted Subsidiary Guarantee;

(d)                   the Lender shall be entitled to exercise all rights and remedies available to it under any of the Loan Documents, at Law.

In addition to the foregoing remedies available to the Lender if any Event of Default occurs and is continuing, upon the occurrence of a Specified Event, (i) if the Loan has been advanced, a specified event fee equal to 2.50% of the aggregate outstanding principal amount of the Loan shall immediately become due and payable by the Borrower and (ii) if the Loan has not been advanced, a specified event fee equal to US$5,000,0000 shall immediately become due and payable by the Borrower.

8.3                               Right of Set-Off

Upon the occurrence and during the continuation of an Event of Default, the Lender is hereby authorized at any time and from time to time thereafter, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by law, to set-off and apply all indebtedness at any time owing, by the Lender to or for the credit or the account of the Borrower against any or all of the Loan Indebtedness. The Lender agrees to promptly notify the Borrower after any such set-off and application and to provide particulars of such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such indebtedness is expressed in different currencies and the Lender is hereby authorized to effect any necessary currency conversions at the Noon Rate.

ARTICLE 9
ILLEGALITY AND TAXES

9.1                               Illegality

Notwithstanding anything to the contrary herein contained, if on any date the Lender determines in good faith, which determination shall be conclusive and binding on the

Parties, that its ability to maintain or continue to offer the Commitment or fund or hold the Loan has become unlawful or impossible because:

(a)                    of any change in applicable Laws, or in the interpretation or administration thereof by any Governmental Authority having jurisdiction in the matter; or

(b)                   the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then the Lender shall give prompt written notice thereof to the Borrower, and the Borrower shall forthwith (or at the end of such period as is permitted under the applicable Law) repay to the Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of the Loan.

9.2                               Application of Sections 9.1 and 9.3

If the Lender exercises its rights under this Article 9, then concurrently with a written notice from the Lender to the Borrower requiring compliance with the applicable provision, the Lender shall provide the Borrower with a certificate in reasonable detail outlining the particulars giving rise to such notice.

9.3                               Taxes

(a)                    Payments Free of Taxes. Any and all payments by or on account of any obligation of the Loan Parties hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes; provided that if any Loan Parties shall be required by applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) such Lender shall increase the sum payable as necessary so that after all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 9.3) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable Loan Parties shall make such deductions and (iii) the applicable Loan Parties shall timely pay the full amount deducted to the relevant Taxing Authority in accordance with applicable Law.

(b)                   Payment of Other Taxes by Loan Parties. Without limiting the provisions of paragraph (a) above, the Loan Parties shall timely pay any Other Taxes to the relevant Taxing Authority in accordance with applicable Law.

(c)                    Indemnification by Borrower. Each Loan Party shall indemnify the Lender within ten (10) Banking Days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 9.3) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such

Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Taxing Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(d)                   Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any Loan Party to a Taxing Authority, the relevant Loan Party shall deliver to the Lender the original or a certified copy of a receipt issued by such Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

ARTICLE 10

COSTS, EXPENSES AND INDEMNIFICATION

10.1                        Costs and Expenses

The Borrower shall, promptly upon demand by the Lender, pay all reasonable costs and expenses of the Lender in connection with the amendment and enforcement of, and the waiver or preservation of any of the Lender’s and the Lender’ rights under this Agreement and all other Loan Documents (including in either case the reasonable fees and expenses of Lenders’ counsel on a solicitor and his own client basis). The Lender shall within a reasonable time give notice to the Borrower of any amounts payable by the Borrower under this Section 10.1 and such amounts shall be paid within 30 days thereafter. Any amounts not so paid will bear interest at the rate set out in Section 3.2 from the date such cost or expense should have been paid until the Lender has been paid in full.

10.2                        General Indemnity

In addition to any liability of the Borrower to the Lender under any other provision hereof, the Borrower shall indemnify the Lender and its Affiliates, directors, officers, agents and employees (collectively, in this Section the “Indemnified Parties”) and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of an Advance and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Loan or the Loan Documents, including, without limitation, as a result of or in connection with:

(a)                    any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by the Lender to fund or maintain any Advance as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)                   the Borrower’s failure to pay any other amount, including without limitation any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(c)                                  the Borrower’s failure to give any notice required to be given by it to the Lender or the Lender hereunder;

(d)                                 the failure of the Borrower to make any other payment due hereunder;

(e)                                  any inaccuracy or incompleteness of the Borrower’s representations and warranties contained in Article 5;

(f)                                    any failure of the Borrower to observe or fulfil its covenants under Article 6; or

(g)                                 the occurrence of any Default or Event of Default;

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section shall survive repayment of the Loan Indebtedness.

10.3                        Currency Indemnity

Any payment made to or for the account of the Lender in respect of any amount payable by the Borrower in a currency (the “Tendered Currency”) other than the currency in which such payment is due (the “Required Currency”), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with such Tendered Currency at the time of payment at the Noon Rate at such time. The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Lender as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.

ARTICLE 11

ASSIGNMENT

11.1                        Successors and Assigns

Neither the Borrower nor any Subsidiary may assign any of its rights or benefits under this Agreement without the prior written consent of the Lender. The Lender may assign or grant participations in all or part of its rights in respect of the Loan Indebtedness and have its corresponding obligations hereunder assumed by any such assignee (provided that, prior to the advance of the Loan, any such assignment shall be accompanied by a guarantee by the Lender of the assignee’s obligation hereunder in form and substance satisfactory to the Borrower). Any assignment by the Lender hereunder will become effective when the Borrower has been notified thereof by the Lender and has received from the assignee an undertaking to be bound by this

Agreement and to perform the obligations assumed by it. Any assignee of the Lender will be treated as a party to this Agreement for all purposes of this Agreement and will be entitled to the full benefit hereof and will be subject to the obligations of the Lender to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the assigning Lender will (except as noted above) be released and discharged accordingly and to the same extent upon such assignment.

ARTICLE 12

GENERAL PROVISIONS

12.1                        Exchange and Confidentiality of Information

Each Party agrees to comply with the terms and conditions of the confidentiality agreement dated as of February 7, 2009 between the Lender and the Borrower in connection with the Arrangement Agreement and certain other parties thereto. In the event that such confidentiality agreement is terminated or otherwise no longer effective, the foregoing covenant shall nevertheless survive and continue to be effective until all Loan Indebtedness has been repaid and the Lender’s Commitment has been terminated pursuant to the terms hereof.

12.2                        Further Assurances

Each Party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

12.3                        Notice

Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if faxed during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number provided as follows:

(a)	In the case of the Borrower:

NOVA Chemicals Corporation
1550 Coraopolis Heights Road

Moon Township PA 15108

	Attention:	Jack Mustoe
	Facsimile.	412 490 4920

(b)	In the case of the Lender:

International Petroleum Investment Company
P. O. Box 7528
Abu Dhabi
United Arab Emirates

Attention:	H.E. Khadem Al Qubaisi
Facsimile:	971 2 6317 747

Any Party may change its address or fax number from time to time in a notice similarly given.

12.4                        Patriot Act Notice

The Lender hereby agrees to notify the Borrower if, pursuant to the requirements of the Patriot Act, it is or becomes required to obtain, verify and record information that identifies the Borrower and each Restricted Subsidiary, which information includes the name and address of the Borrower and each Restricted Subsidiary and other information that will allow the Lender to identify the Borrower and each Restricted Subsidiary in accordance with the Patriot Act. The Borrower shall, and shall cause each of the Restricted Subsidiaries to, provide to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Lender in order to assist the Lender in maintaining compliance with the Patriot Act.

12.5                        Non-Performance of Covenants

If the Borrower fails to perform any of its covenants or agreements hereunder, and has failed to cure same within applicable cure periods, the Lender may itself, but shall not be obliged to, perform or cause to be performed the same upon five (5) Banking Days’ prior written notice to the Borrower and all reasonable expenses incurred or payments made by the Lender in so doing shall be paid by the Borrower to the Lender forthwith upon demand. Any such expenses or payments remaining unpaid within 30 days after demand shall bear interest at the rate set forth in Section 3.2 from the date such expense or payment was incurred or made by the Lender until paid.

12.6                        Counterparts

The Loan Documents may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties, provided however, that any Party providing its signature in such manner will promptly forward to the other Party an original of the signed copy of this Agreement.

12.7                        Whole Agreement

This Agreement constitutes the whole and entire agreement between the Lender on one hand and the Borrower on the other hand, and cancels and supersedes any prior agreements,

undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

12.8                        Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Loan Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

12.9                        EDC Facility

Notwithstanding any term or condition herein contained, if the Majority Lenders (as defined in the EDC Facility) have provided their consent, waiver, approval or forbearance with respect to any event, circumstance or condition that would otherwise result in or constitute a Default or Event of Default under the EDC Facility but for such consent, waiver, approval or forbearance, the Lender shall be deemed to have provided a consent, waiver, approval or forbearance on like terms in respect of any Default or Event of Default that would otherwise exist under this Agreement in respect only of any corresponding provision of this agreement (but not, for greater certainty, under the Arrangement Agreement and, in addition, excluding any such consent, waiver, approval or forbearance (A) relating to clauses (a), (b), (1), (r) and (s) of Section 6.1, clauses (g) or (j) of Section 6.2 or any Event of Default under Section 8.1 resulting from a breach thereof, (B) relates to Article 2, Article 3, Article 4, Section 8.1(a), (b), (e), (f), (j), (k), (1), (m) or (n), Article 9 and Article 10, (C) that would result, directly or indirectly, in any decrease in the calculation of Consolidated Available Liquidity or increase in the calculation of Maximum Borrowing Amount, in each case, as of April 1, 2009 or (D) that would result, directly or indirectly, in any adverse change in the priority of the Lender relative to those of any other creditor of the Borrower (including without limitation the lenders under the EDC Facility), or (D) would provide additional collateral or guarantees to any creditors under any Credit Agreement. Upon the termination of the Arrangement Agreement (other than as a result, directly or indirectly, of a breach of the Arrangement Agreement by the Purchaser), this Section 12.9 shall have no further force or effect; provided that, if such termination of the Arrangement Agreement occurs as result of the occurrence of an Increase Trigger Event, this Section 12.9 shall continue to be effective until an Event of Default has occurred under Section 8.1(m).

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

BORROWER:

NOVA CHEMICALS CORPORATION

Per:	(signed) Jeffrey Lipton
Name:
Title:

Per:
Name:
Title:

LENDER:

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

Per:	(signed) H.E. Khadem Al Qubaisi
Name:
Title:

SCHEDULE A

TO THE CREDIT AGREEMENT

COMPLIANCE CERTIFICATE

TO:                            INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

Re:                               Credit Agreement dated as of February 23, 2009 among NOVA Chemicals Corporation as borrower, International Petroleum Investment Company, as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                       This Compliance Certificate is given pursuant to Section 6.1(f)(ii) of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

2.                                       I am the duly appointed [****] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a)                                  the Borrower is in compliance with all of its covenants in the Credit Agreement [except as described in Schedule [****] hereto];

(b)                                 no Default or Event of Default has occurred and is continuing [except as described in Schedule [****] hereto];

(c)                                  for the purposes of Section 6.3, that as at the end of the Fiscal Quarter ended [****]:

(i)                                the Debt to Cash Flow Ratio was [****]; and

(ii)                             the Interest Coverage Ratio was [****];

and attached hereto are detailed particulars of the manner in which these financial covenants were calculated;

(d)                                 the Debt Rating of the Borrower is [****] by S&P and [****]• by Moody’s on the date hereof and [these Debt Ratings have not changed since the date of the last Compliance Certificate given to the Lender] or [insert particulars of any changes including the date thereof]; and

(e)                                  attached hereto are detailed summaries or particulars of the following financing and derivative arrangements which are subsisting on [insert last day of relevant Fiscal Quarter] and are not disclosed in the most recent Financial Statements delivered to the Lender:

(i)                                     all operating leases entered into by the Borrower or any Restricted Subsidiary with an aggregate Attributable Debt in excess of U.S.$25,000,000;

(ii)                                  any receivables securitization program including any Permitted Securitization Program entered into by the Borrower or any Restricted Subsidiary;

(iii)                               any Hedging Agreements and Commodity Agreements entered into by the Borrower or any Restricted Subsidiary (including the mark to market position or credit exposure thereunder and whether or not they are Secured Hedging Agreements, and whether or not Secured Swap Obligations exceed the Secured Swap Limit (and if so, what actions the Borrower is taking pursuant to Section 6.1(s) in respect thereof));

(iv)                              any Debt in excess of U.S.$25,000,000 incurred by any Person in which the Borrower or any Restricted Subsidiary owns a minority interest in excess of 10% of the aggregate voting or equity interests in such Person;

(v)                                 any Financial Assistance provided pursuant to Section 6.2(i) including the aggregate amount thereof and particulars of any particular type of Financial Assistance which individually or cumulatively exceeds U.S. $5,000,000; and

(vi)                              (A) the basket amount which equals 10% of “Consolidated Net Tangible Assets” as contemplated in the negative pledges contained within the Public Indentures and (B) the aggregate “Debt” secured by “Liens” which are included within such basket amount, as these terms are defined in the Public Indentures.

DATED this          day of        , 200   .

NOVA CHEMICALS CORPORATION

By:
Name:
Title:

A-2

SCHEDULE B

TO THE CREDIT AGREEMENT

RESTRICTED SUBSIDIARY GUARANTEE

TO:                            INTERNATIONAL PETROLEUM INVESTMENT COMPANY

P.O. Box 7528

Abu Dhabi

United Arab Emirates

PREAMBLE:

A.                                   Credit Agreement dated as of February 23, 2009 among NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B.                                     The Borrower has designated [****] (the “Guarantor”) as a Restricted Subsidiary under the Credit Agreement.

C.                                     In order to permit Debt incurred by the Guarantor to be excluded from Restricted Subsidiary Debt, the Guarantor has agreed to execute and deliver this Guarantee to and in favour of the Lender as collateral security for the payment and performance of the Obligations (as hereinafter defined).

AGREEMENT:

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by the Guarantor, the Guarantor hereby agrees in favour of the Lender, for its own benefit and for the benefit of the Lender, as follows:

1.                                       Defined Terms. In this Guarantee, capitalized terms which are not defined herein shall have the meanings given to such terms in the Credit Agreement.

2.                                       Guarantee. The Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Lender, forthwith upon demand by the Lender, of all Loan Indebtedness which the Borrower has from time to time incurred or may hereafter incur to the Lender under, in connection with or with respect to the Credit Agreement or the other Loan Documents (collectively, the “Obligations”).

All amounts payable by the Guarantor hereunder will be paid to the Lender at the address of the Lender shown above or as otherwise directed in writing by the Lender. Any amounts payable by the Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Lender will bear interest from the date of such demand at the rate or rates applicable to the corresponding Obligations pursuant to the Credit Agreement.

3.                                       Absolute Obligations. All of the Guarantor’s obligations under this Guarantee are unconditional, shall remain in force until terminated in accordance with Section 10, and shall not be affected, modified, impaired, released or discharged upon the happening from time to time of any event, including without limitation any of the following:

(a)                                  any waiver of the Borrower’s performance of any Obligation, or the Borrower’s default under any of the Loan Documents;

(b)                                 any extension of time for payment or performance of any Obligation or the amendment, extension or renewal of any Loan Documents or any Obligation;

(c)                                  any delay or failure by the Lender in exercising any right or remedy under any of the Loan Documents;

(d)                                 any transfer, assignment or mortgaging by the Borrower or the Lender of any interest in any of the Loan Documents or this Guarantee;

(e)                                  the release or discharge of the Borrower from the performance or observance of any Obligation (other than by performance or by consent of or release by the Lender) unless the Guarantor would have been released from such Obligation if it had been a party to the relevant Loan Documents in the place of the Borrower;

(f)                                    the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets and liabilities or the voluntary or involuntary receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, composition or other similar proceeding affecting the Borrower or the disaffirmance of any of the Loan Documents in any such proceeding;

(g)                                 any merger, amalgamation, arrangement, consolidation or other reorganization to which the Borrower, the Guarantor or any related entity is a party, or any direct or indirect sale or disposition of the Guarantor’s assets or the Borrower’s ownership interest in the Guarantor; or

(h)                                 the release, acceptance or disposal of any collateral held by the Lender as security for any of the Obligations,

and notwithstanding any defense which the Borrower may have against the Lender or any other Person entitled by the terms of any of the Loan Documents to enforce any of the Loan Documents.

4.                                       Amendment to the Loan Documents. The Guarantor is aware of and consents to the terms of the Loan Documents and agrees that the Loan Documents (other than this Guarantee) may be modified, amended or restated from time to time without notice to or consent of the Guarantor, and that Guarantor’s obligations hereunder shall continue in force with respect to the Loan Documents as so modified, amended or restated.

5.                                       Waivers by Guarantor. The Guarantor waives notice of the acceptance of this Guarantee, demand or presentment for payment to the Borrower or the making of any protest, notice of the amount of the Obligations outstanding at any time, notice of nonpayment or failure to perform on the part of the Borrower, notice of any amendment, modification or waiver of or under any of the Loan Documents, and all other notices or demands not specifically required hereunder.

6.                                       No Requirement to Exhaust Remedies. The Lender shall not be required to make demand on or file suit against the Borrower or any other party to attempt to collect payment or enforce performance of any Obligation from the Borrower or any other party, to foreclose against any security now or hereafter existing for the Obligations or to exercise or exhaust any other right or remedy to which the Lender or any Lender may be entitled prior to enforcing this Guarantee.

7.                                       Subrogation. During the term of this Guarantee, the Guarantor agrees not to exercise any rights which it may acquire by way of subrogation or indemnity in respect of this Guarantee until all of the Obligations have been unconditionally and irrevocably paid and satisfied in full. The Guarantor agrees that in any bankruptcy or insolvency of the Borrower or any assignment to or composition, reorganization or other similar proceeding made with the Borrower’s creditors, the Lender shall have the right to rank in priority to the Guarantor for the full amount of the Lender’s claims in respect of the Obligations.

8.                                       Postponement of Claims. Following the occurrence and during the continuance of an Event of Default, (a) all indebtedness, obligations and liabilities, present and future, direct or indirect, of the Borrower to the Guarantor (the “Intercorporate Debt”), together with each and every security therefor, shall be and is hereby subordinated and postponed to the prior payment in full of all of the Obligations, and (b) all monies received by the Guarantor on account of the principal amount of any Intercorporate Debt, and all monies received by the Guarantor on account of interest or other amounts paid or payable in respect of any Intercorporate Debt at any time shall be received and held by the Guarantor in trust for the Lender, and forthwith upon demand by the Lender shall be paid over to the Lender and applied to the Obligations until the Obligations are finally paid and satisfied in full, all without prejudice to, and without in any way limiting or lessening, the liability of the Guarantor to the Lender under this Guarantee.

9.                                       Representations and Warranties. The Guarantor hereby represents and warrants to the Lender that all of the representations and warranties in Section 5.1 of the Credit Agreement which relate to the Restricted Subsidiaries are true and correct with respect to the Guarantor as if made on the date hereof.

10.                                 Term. This Guarantee shall remain in effect for so long as any Loan Indebtedness is outstanding or the Loan is available under the Credit Agreement, provided that if the Guarantor shall ever cease to be a Restricted Subsidiary in accordance with Section 2.9 of the Credit Agreement, this Guarantee shall thereafter be of no force or effect.

11.                                 Assignment. This Guarantee shall bind and benefit the successors and permitted assigns of the Guarantor and the Lender; provided however that the Guarantor shall not assign its obligations hereunder without the prior written consent of the Lender.

12.                                 Notices. Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if faxed during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number provided as follows:

 In the case of the Guarantor:

[Guarantor]

Attention: [****]
Fax No.: [****]

In the case of the Lender:

International Petroleum Investment Company
Box 7528
Abu Dhabi
United Arab Emirates

Attention: H.E. Khadem Al Qubaisi
Facsimile: 971 2 6317 747

Any party may change its address or fax number from time to time in a notice similarly given.

13.                                 Miscellaneous.

(a)                                       No provision of this Guarantee may be amended or waived except by a written instrument executed by Guarantor and Lender.

(b)                                      The Guarantor shall be liable for all reasonable legal fees and other costs and expenses incurred by the Lender in enforcing this Guarantee.

(c)                                       This Guarantee shall be governed by the laws of the Province of Ontario. The courts of the Province of Ontario shall have non-exclusive jurisdiction with respect to all matters relating to or arising out of this Guarantee.

(d)                                      To the extent that there is any conflict, inconsistency or ambiguity between the provisions of this Guarantee and the Credit Agreement, the provisions of the Credit Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

IN WITNESS WHEREOF, the Guarantor has executed this Guarantee as of the        day of        , 200   .

[GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C

TO THE CREDIT AGREEMENT

NOTICE OF DRAWDOWN

TO:                            INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

Re:                               Credit Agreement dated as of February 23, 2009 between NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.                                       The Drawdown Date is the 1st day of April, 2009.

2.                                       Pursuant to Section 2.4 of the Credit Agreement, the undersigned hereby irrevocably requests that a Drawdown be made available in the principal amount of US$            .

3.                                       The undersigned certifies to the Lender and to the Lender that:

(a)                                  on the date hereof, no Default or Event of Default has occurred and is continuing and no Default or Event of Default shall occur as a result of the making of the Drawdown(s) contemplated herein; and

(b)                                 since the date of the most recent Financial Statements delivered to the Lender, no event, act or condition has occurred that would have a Material Adverse Effect.

4.                                       Special instructions (if any):

5.                                       This Notice is irrevocable.

6.                                   Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this      day of         , 200    , at     a.m., Calgary, Alberta time.

NOVA CHEMICALS CORPROATION

By:
Name:
Title:

SCHEDULE D

TO THE CREDIT AGREEMENT

RESTRICTED SUBSIDIARIES

Ownership (direct or indirect) of Borrower

NOVA Chemicals (Canada) Ltd.	100%

NOVA Petrochemicals Ltd.	100%

NOVA Chemicals Inc.	100%

NOVA Chemicals (International) S.A.	100%

SCHEDULE E

TO THE CREDIT AGREEMENT

SUBORDINATION AGREEMENT

This Agreement dated as of [••••] .

AMONG:

[NAME OF RESTRICTED SUBSIDIARY] (the “Subordinated Creditor”)

- and -

NOVA CHEMICALS CORPORATION, a corporation subsisting under the federal laws of Canada, as Borrower (the “Borrower”)

- and -

INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

PREAMBLE:

Re:                                    The Borrower and the Lender entered into a Credit Agreement dated as of February 23, 2009 between NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender(the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B.                                          The Borrower has designated the Subordinated Creditor as a Restricted Subsidiary under the Credit Agreement.

C.                                          Pursuant to the Credit Agreement, the Subordinated Creditor is required to execute and deliver this Agreement to and in favour of the Lender.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Agreement, including the recitals, capitalized terms which are not defined herein shall have the meanings given to such terms in the Credit Agreement. In addition, the following terms shall have the following meanings:

(a)               “Event of Default” means an Event of Default under the Credit Agreement.

(b)              “Senior Creditor” means the Lender;

(c)                    “Senior Indebtedness” means all Loan Indebtedness; and

(d)                   “Subordinated Indebtedness” means all indebtedness, obligations and liabilities of the Borrower to the Subordinated Creditor, whether present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed; in any case wheresoever and howsoever incurred and any ultimate unpaid balance thereof and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Borrower be bound alone or with another or others and whether as principal or surety.

1.2                               Headings

The division of this Agreement into articles, sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3                               Interpretation

In this Agreement:

(a)                    the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Subordination Agreement taken as a whole and not to any particular section, subsection or paragraph;

(b)                   words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c)                    all references to Sections refer, unless otherwise specified, to sections, subsections or paragraphs of this Agreement, as the case may be; and

(d)                   words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4                               Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The Subordinated Creditor irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario, without prejudice to the rights of the Senior Creditor to take proceedings in any other jurisdiction.

1.5                               Severability

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

1.6                               Time of the Essence

Time shall be of the essence in this Agreement.

ARTICLE 2

POSTPONEMENT AND SUBORDINATION OF SUBORDINATED INDEBTEDNESS

2.1                               General Postponement and Subordination

Except for payments expressly permitted by Article 3, the Subordinated Indebtedness shall be and are hereby expressly fully postponed and made subordinate in right of payment to the prior payment in full of the Senior Indebtedness and the Subordinated Creditor shall not accept any repayment, prepayment or other satisfaction of or with respect to all or any portion of the Subordinated Indebtedness (in each case, whether in cash, property or securities) prior to the payment in full of the Senior Indebtedness; and

The postponement and subordination of the Subordinated Indebtedness set out in this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Senior Creditor and the subordination of the Subordinated Indebtedness pursuant hereto shall not be affected by (i) the time, sequence or order of creating, granting, executing, delivering of, or registering or failing to register any statement or other notice in respect of the Subordinated Indebtedness; (ii) subject to Article 3, the date of any payments made to the Subordinated Creditor under or in respect of the Subordinated Indebtedness; (iii) the time or order of giving any notice or the making of any demand under the Senior Indebtedness or the Subordinated Indebtedness, (iv) the taking of any collection or enforcement proceedings in respect of the Subordinated Indebtedness; (v) the date of obtaining of any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of either the Senior Creditor or the Subordinated Creditor to any money or property of the Borrower; (vi) the giving or failure to give any notice, or the order of giving any notice, to the Borrower; (vii) any priority that would (but for this Agreement) be granted to the Subordinated Creditor or the Subordinated Indebtedness by any applicable principle of law or equity.

2.2                               Priority of Senior Indebtedness or Insolvency

(a)                    In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Borrower, or any of its property (whether voluntary or involuntary, partial or complete), or any other marshalling of the assets and liabilities of the Borrower, or any sale of all or substantially all of the assets of the Borrower, the Senior Indebtedness shall first be paid in full before the Subordinated Creditor shall be entitled to receive or retain any payment or distribution in respect of the Subordinated Indebtedness. In order to implement the foregoing, all payments and distributions of any kind or character in respect of the Subordinated Indebtedness to which the Subordinated Creditor would be entitled if the Subordinated Indebtedness were not subordinated pursuant to this Agreement shall be made directly to the Lender.

2.3                               Receipt of Payments, Proceeds and Assets in Trust

If any payment, proceeds or distribution of assets from the Borrower is received by the Subordinated Creditor in respect of the Subordinated Indebtedness prior to the payment in full of the Senior Indebtedness then, except as expressly permitted by Article 3, such payment, proceeds or assets shall be received and held in trust by the Subordinated Creditor for the exclusive benefit of the Senior Creditor and shall be forthwith paid or delivered to the Senior Creditor.

ARTICLE 3
PERMITTED PAYMENTS

3.1                               Permitted Payments

Prior to the occurrence of an Event of Default which is continuing, the Subordinated Creditor shall, subject to Section 2.2, be entitled to receive any payments on account of the Subordinated Indebtedness.

ARTICLE 4
RESTRICTION ON SUBROGATION

4.1                               Restriction on Subrogation

The Subordinated Creditor shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement, as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 7.1(a). If any amount is paid to the Subordinated Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 7.1(a), such amount shall be held in trust by the Subordinated Creditor for the benefit of the Senior Creditor and shall be forthwith paid to the Senior Creditor.

ARTICLE 5
DEALINGS WITH DEBTORS

5.1                               Restricted Dealings by Subordinated Creditor

Except with the prior written consent of the Senior Creditor, the Subordinated Creditor shall not:

(a)                    take any collateral security for all or any portion of the Subordinated Indebtedness unless such security is a Permitted Lien; or

(b)                   assign all or any portion of the Subordinated Indebtedness unless the assignee agrees to assume the Subordinated Creditor’s obligations under this Agreement pursuant to an assumption agreement in a form satisfactory to the Lender.

5.2                               Senior Creditor Not Bound by Restrictions

Each of the Borrower and the Subordinated Creditor hereby acknowledge, covenant and agree that the liabilities and obligations of the Borrower to the Senior Creditor under the Senior Indebtedness shall not be impaired, affected, reduced or limited by a failure by the Borrower to comply with any restrictions on borrowing or granting security under the terms of any Subordinated Indebtedness, regardless of any knowledge thereof which the Senior Creditor may have or be deemed to have or with which the Senior Creditor may be charged. Nothing contained in this Agreement or any agreement or instrument relating to the Subordinated Indebtedness is intended to or shall prevent the Senior Creditor from exercising at any time and from time to time all their rights and remedies under or in respect of the Senior Indebtedness.

5.3                               Dealings by Senior Creditors

Notwithstanding anything in this Agreement, the Subordinated Creditor acknowledges that the Senior Creditor shall be entitled to:

(a)                    lend monies or otherwise extend credit or accommodations to the Borrower as part of the Senior Indebtedness;

(b)                   agree to any change in, amendment to, waiver of, or departure from, any term of the Credit Agreement including, without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of the Borrower under any such documents;

(c)                    take any additional security from the Borrower or any other Person;

(d)                   grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrower in respect of the Senior Indebtedness;

(e)                    waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Indebtedness;

(f)                      accept or make any compositions, arrangements, plans of reorganization or compromises with the Borrower as the Senior Creditor may deem appropriate in connection with the Senior Indebtedness;

(g)                   acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Indebtedness, or allow the Borrower or any other Person to deal with the property which is subject to such security interests, all as the Senior Creditor may deem appropriate; and/or

(h)                   abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Indebtedness; and no loss in respect of any of the security interests received or held for and on behalf of the Senior Creditor, whether occasioned by fault, omission or negligence of any kind, whether of the Senior Creditor or otherwise, shall in any way limit or impair the liability of the Subordinated Creditor or the rights of the Senior Creditor under this Agreement;

all of which may be done without notice to or consent of the Subordinated Creditor and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Creditor hereunder or any rights of the Senior Creditor hereunder.

5.4                               Enforcement of Subordinated Indebtedness

If the Subordinated Creditor shall become entitled to enforce any rights or remedies against the Borrower or any of its assets by reason of any default under any agreement or instrument relating to the Subordinated Indebtedness, the Subordinated Creditor shall promptly provide the Senior Creditor with written notice of any such default together with reasonable particulars thereof; provided that the Subordinated Creditor shall not accelerate any Subordinated Indebtedness or exercise any rights or remedies it may have under any agreement or instrument relating to the Subordinated Indebtedness without the prior written consent of the Senior Creditor.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1                               Representations and Warranties

Each of the Subordinated Creditor and the Borrower hereby represents and warrants to the Senior Creditor that:

(a)                    it has all necessary power and authority to enter into this Agreement; and

(b)                   this Agreement constitutes a valid and legally binding obligation of it, enforceable against the it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles.

ARTICLE 7
CONTINUING SUBORDINATION

7.1                               Continuing Subordination

This Agreement shall create a continuing subordination and shall:

(a)                    remain in full force and effect until the Senior Creditor has received payment in cash of the full amount of the Senior Indebtedness;

(b)                   be binding upon the Subordinated Creditor, the Borrower and their respective successors and assigns; and

(c)                    enure, together with the rights and remedies of the Senior Creditor hereunder, to the benefit of and be enforceable by the Senior Creditor and their respective successors and assigns.

7.2                               Acknowledgement of Documentation

The Subordinated Creditor hereby acknowledges that it has received a copy of the terms of the Credit Agreement entered into prior to the date hereof. The Subordinated Creditor hereby waives any entitlement it may have to receive copies of all amendments, modifications or supplements to any of the aforementioned documents and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Indebtedness may arise. The Senior Creditor shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the absolute and unconditional nature of the Subordinated Creditor’s obligations hereunder in respect of the Senior Indebtedness thereby created or arising.

7.3                               Other Rights Not Affected

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of any of the Senior Creditor in respect of the Senior Indebtedness, and nothing in this Agreement shall limit or prejudice any of the contractual, common law or other rights of the Senior Creditor or the contractual, common law or other priority of the Senior Indebtedness insofar as such rights or priority arises or exists outside of this Agreement.

ARTICLE 8
ADDITIONAL COVENANTS

8.1                               Borrower Not to Participate in Violation

The Borrower hereby acknowledges the subordination and postponement of the Subordinated Indebtedness to the Senior Indebtedness herein provided, and agrees that it shall not participate in any violation of this Agreement.

8.2                               Agreement Not to Challenge Etc.

The Subordinated Creditor shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Indebtedness, nor shall the Subordinated Creditor at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

ARTICLE 9
GENERAL PROVISIONS

9.1                               Notices

(a)                    Whether or not so stipulated herein, all notices, communications and statements (herein called “notices”) required or permitted hereunder shall be in writing. Notices may be served:

(i)                                     by delivering them to the recipient on which they are to be served at the recipient’s address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the recipient when actually delivered as aforesaid; or

(ii)                                  by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the recipient on which they are to be served at the recipient’s telecopy number for notices hereunder. Such notices shall be deemed received by the recipient thereof (A) when actually received by it if sent within the normal working hours of a business day of the recipient, or (B) otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier.

(b)                   The address for service for telecopy numbers and notices hereunder of the Senior Creditor, the Subordinated Creditor and the Borrower shall be as follows:

(i)                                     If to the Senior Creditor:

International Petroleum Investment Company

Box 7528

Abu Dhabi

United Arab Emirates

Attention:	H.E. Khadem Al Qubaisi
Facsimile:	971 2 6317 747

(ii)	If to the Subordinated Creditor:

•

Attention: •
Telecopy: •

(iii)	If to the Borrower:

NOVA Chemicals Corporation
1550 Coraopolis Heights Road

Moon Township PA 15108

	Attention:	Jack Mustoe
	Facsimile:	412 490 4920

(c)                    A recipient may change its said address or telecopy number for notices hereunder by notice to the other recipient.

9.2                               Amendments and Waivers

(a)                    No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Lender on behalf of the Senior Creditor, the Subordinated Creditor and the Borrower.

(b)                   No failure on the part of the Senior Creditor to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)                    Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

9.3                               Assignment by Lender

Each of the Subordinated Creditor and the Borrower acknowledges and agrees that the Senior Creditor shall have the right to assign, sell, participate or otherwise transfer all or any portion of their respective rights and benefits under this Agreement as permitted in the Credit Agreement . Without limitation to the foregoing, this Agreement shall be binding upon the respective successors and assigns of the Subordinated Creditor and the Borrower.

9.4                               Assignment by Subordinated Creditor or Debtor

The Subordinated Creditor and the Borrower shall not assign all or any portion of their obligations under this Agreement except as permitted in the Credit Agreement.

9.5                               Further Assurances

Each of the Subordinated Creditor and the Borrower shall, at the request of the Lender but at the expense of the Borrower, do all such further acts and things and execute and deliver all such further documents as the Lender on behalf of the Senior Creditor may reasonably require in order to fully perform and carry out the terms of this Agreement.

9.6                               Counterparts

This Agreement may be executed in any number of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s).

SUBORDINATED CREDITOR		NOVA CHEMICALS CORPORATION

By:
Name:
By:			Title:
Name:
Title:
By:
Name:
By:			Title:
Name:
Title:

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

By:
Name:
Title:

SCHEDULE F
TO THE CREDIT AGREEMENT

SPECIFIED REAL PROPERTY ASSETS

[SEE ATTACHED]

ALBERTA LANDS

E2:

1.	PLAN 8222264
BLOCK ONE. (1)
LOT TWO (2) (IN TWO PARTS)
CONTAINING 26.1 .HECTARES (64.49 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 8621645	SUBDIVISION	8.764	21.66
B) PLAN 9925469	SUBDIVISION	10.35	25.58
EXCEPTING THEREOUT ALL MINES AND MINERALS

2.	PLAN 8222264
BLOCK ONE (1)
LOT THREE (3) (IN TWO PARTS)
CONTAINING 41.6 HECTARES (102.80 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	3.33	8.23
B) PLAN 9925469	SUBDIVISION	1.11	2.74
C) PLAN 9926794	SUBDIVISION	0.300	0.74
EXCEPTING THEREOUT ALL MINES AND MINERALS

3.	PLAN 8621645
BLOCK 1
LOT 4
CONTAINING 8 HECTARES (19.77 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9925469	SUBDIVISION	3.48	8.60
EXCEPTING THEREOUT ALL MINES AND MINERALS

E3:

1.	PLAN 9925469
LOT 1
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 3.48 HECTARES (8.6 ACRES) MORE OR LESS

2.	PLAN 9925469
LOT 2
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 9.48 HECTARES (23.43 ACRES) MORE OR LESS

3.	PLAN 9925469
LOT 3
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 2.15 HECTARES (5.31 ACRES) MORE OR LESS

HOG:

1.	PLAN 8621645
BLOCK 1
LOT 4
CONTAINING 8 HECTARES (19.77 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9925469	SUBDIVISION	3.48	8.60
EXCEPTING THEREOUT ALL MINES AND MINERALS

PE2:

1.	PLAN 8222264
BLOCK ONE (1)
LOT TWO (2) (IN TWO PARTS)
CONTAINING 26.1 HECTARES (64.49 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 8621645	SUBDIVISION	8.764	21.66
B) PLAN 9925469	SUBDIVISION	10.35	25.58
EXCEPTING THEREOUT ALL MINES AND MINERALS

2.	PLAN 8222264
BLOCK ONE (1)
LOT THREE (3) (IN TWO PARTS)
CONTAINING 41.6 HECTARES (102.80 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	3.33	8.23
B) PLAN 9925469	SUBDIVISION	1.11	2.74
C) PLAN 9926794	SUBDIVISION	0.300	0.74
EXCEPTING THEREOUT ALL MINES AND MINERALS

3.	PLAN 8621645
	BLOCK 1
	LOT 5
	CONTAINING 97.8 HECTARES (241.64 ACRES) MORE OR LESS
	EXCEPTING THEREOUT:
			HECTARES	(ACRES) MORE OR LESS
	A) PLAN 9925939	ROAD	0.198	0.49
	B) PLAN 9926794	SUBDIVISION	0.997	2.46
	EXCEPTING THEREOUT ALL MINES AND MINERALS

4.	THE NORTHEAST QUARTER OF SECTION THIRTY ONE (31)
TOWNSHIP THIRTY EIGHT (38)
RANGE TWENTY FIVE (25)
WEST OF THE FOURTH MERIDIAN
AS SHOWN ON A PLAN OR SURVEY OF THE SAID TOWNSHIP SIGNED AT OTTAWA ON THE 9TH DAY OF MARCH A.D. 1894, CONTAINING 63.9 HECTARES (158 ACRES) MORE OR LESS EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 7820554	RAILWAY	2.43	6.0
B) PLAN 8121808	ROAD	0.085	0.21
C) PLAN 8222264	SUBDIVISION	47.60	117.62
D) PLAN 8621645	SUBDIVISION	0.104	0.26	(FOR ROAD ONLY)
E) PLAN 9925939	ROAD	0.100	0.25
EXCEPTING THEREOUT ALL MINES AND MINERALS

El:

PLAN 8122525

PARCEL A-1

CONTAINING 122 HECTARES (301.74 ACRES) MORE OR LESS EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	13.69	33.83
B) PLAN 9923835	SUBDIVISION	2.67	6.60
C) PLAN 9926794	SUBDIVISION	29.48	72.85
EXCEPTING THEREOUT ALL MINES AND MINERALS

ONTARIO LANDS

ST. CLAIR PE:

FIRSTLY:  Part of Lot 64, Front Concession and Part of Water Lot in Front of Lot 64, Front Concession, (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8 and 9 on Plan 25R-6676.

SECONDLY: Part of Lots 63 and 64, Front Concession, (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 on Plan 25R-6677.

THIRDLY: Part of Lots 63 and 64, Front Concession (Geographic Township of Moore), Township of St. Clair, designated as Parts 1, 2; 3, 4, 5, 6, 7, 8, 9, 10, I1, 12, 13;14, 15 and 16 on Plan25R-6681.

FOURTHLY: Part of Lots.26 and 27, Concession 11 (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2; 3, 4, 5 and 6 on Plan 25R-6683.

FIFTHLY: Part of Lots 26 and 27, Concession 11 (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1,2, 3, 4, 5 6, 7, 8, 9, 10, 11, 15, 16, 17, 18 and 19 on Plan 25R-6684.

SIXTHLY: Part of Lots 64, 65 and 66, Front Concession (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2,4, 5, 6 and 7 on Plan 25R-6685.

SEVENTHLY: Part of Lots .67 and 68, Front Concession and Part of Lot 27, Concession 12 (Geographic Township of Moore), Township of St. Clair, County of Lambtoti, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 on Plan 25R-6686.

EIGHTLY: Part of Lots 64.and 65, Front Concession (Geographic Township of Moore), Township of St. Clair,.County of Lambton, designated as Parts 1, 4.3, 4, 5, 6; 7, 8.9 and 10 on Plan 25R-6682.

NINTHLY: Part of Lots 64 and 65, Front Concession (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 60, 61, 70, 71, 72, 73, 74, 75, 78, 86, 87, 88, 89, 90, 91, 92, 98, 99 and 100 on Plan 25R-6679.

TENTHLY: Part of Lots 64 and 65, Front Concession, Township of St. Clair, County of Lambton, designated as Parts 1, 17, 27, 36, 38. and 50 on Plan 25R-667.9.